1    Burford Capital Quarterly Report March 2023

Forward-looking statements

In addition to statements of historical fact, this report on Form 6-K for the three months ended March 31, 2023 (this “Quarterly Report”) contains “forward-looking statements” within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended (the “Exchange Act”). The disclosure and analysis set forth in this Quarterly Report include assumptions, expectations, projections, intentions and beliefs about future events in a number of instances, particularly in relation to our operations, cash flows, financial position, plans, strategies, business prospects, changes and trends in our business and the markets in which we operate. These statements are intended as “forward-looking statements”. In some cases, predictive, future-tense or forward-looking words such as “aim”, “anticipate”, “believe”, “continue”, “could”, “estimate”, “expect”, “forecast”, “guidance”, “intend”, “may”, “plan”, “potential”, “predict”, “projected”, “should” or “will” or the negative of such terms or other comparable terminology are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements. In addition, we and our representatives may from time to time make other oral or written statements which are forward-looking statements, including in our other periodic reports that we file with, or furnish to, the US Securities and Exchange Commission (the “SEC”), other information made available to our security holders and other written materials. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors because they relate to events and depend on circumstances that may or may not occur in the future. We caution you that forward-looking statements are not guarantees of future performance and are based on numerous assumptions, expectations, projections, intentions and beliefs and that our actual results of operations, including our financial position and liquidity, and the development of the industry in which we operate may differ materially from (and be more negative than) those made in, or suggested by, the forward-looking statements contained in this Quarterly Report. In addition, even if our results of operations, including our financial position and liquidity, and the development of the industry in which we operate are consistent with the forward-looking statements contained in this Quarterly Report, those results of operations or developments may not be indicative of results of operations or developments in subsequent periods.

Factors that might cause future results of operations or developments to differ include, among others, the following:

▪	Adverse litigation outcomes and timing of resolution of litigation matters
▪	Our ability to identify and select suitable legal finance assets
▪	Improper use or disclosure of, or access to, privileged information under our control due to cybersecurity breaches, unauthorized use or theft
▪	Inaccuracy or failure of the probabilistic model and decision science tools, including artificial intelligence tools, we use to predict the returns on our legal finance assets and in our operations
▪	Changes and uncertainty in laws, regulations and rules relating to the legal finance industry, including those relating to privileged information
▪	Inadequacies in our due diligence process or unforeseen developments
▪	Credit risk and concentration risk relating to our legal finance assets
▪	Lack of liquidity of our legal finance assets and commitments that are in excess of our available funds
▪	Our ability to obtain attractive external capital or to refinance our outstanding indebtedness and our ability to raise capital to meet our liquidity needs
▪	Competitive factors and demand for our services and capital
▪	Negative publicity or public perception of the legal finance industry or us
▪	Valuation uncertainty in respect of the fair value of our capital provision assets
▪	Current and future legal, political and economic forces, including uncertainty surrounding the effects, severity and duration of public health threats and/or military actions
▪	Potential liability from litigation and legal proceedings against us
▪	Our ability to retain key personnel
▪	Improper functioning of our information technology systems or those of our third-party service providers

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▪	Failure to maintain effective internal control over financial reporting or effective disclosure controls and procedures
▪	Other factors discussed under “Risk factors” in our annual report on Form 20-F for the year ended December 31, 2022 filed with the SEC on May 16, 2023 (the “2022 Annual Report”)

These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements contained in this Quarterly Report, the 2022 Annual Report and our other periodic reports that we file with, or furnish to, the SEC. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

The forward-looking statements speak only as of the date of this Quarterly Report and, except as required by applicable law, we undertake no obligation to update or revise any forward-looking statements contained in this Quarterly Report, whether as a result of new information, future events or otherwise.

Certain terms used in this Quarterly Report

In this Quarterly Report, references to “Burford”, “we”, “us” or “our” refer to Burford Capital Limited and its subsidiaries, unless the context requires otherwise.

Certain additional terms used in this Quarterly Report are set forth below:

Advantage Fund

Burford Advantage Master Fund LP, a private fund for which BCIM (as defined below) serves as the investment adviser, is focused on pre-settlement litigation strategies where litigation risk remains, but the risk is anticipated to be lower than that of our core legal finance business. Investors in the Advantage Fund include third-party limited partnerships as well as Burford’s balance sheet. Assets held by the Advantage Fund are recorded as capital provision-indirect assets.

Alternative strategies

Encompasses (i) lower risk legal finance, (ii) post-settlement and (iii) complex strategies that provide lower but attractive risk-adjusted returns.

Asset management

Includes our activities administering the private funds we manage for third-party investors.

Asset recovery

Pursuit of enforcement of an unpaid legal judgment, which may include our financing of the cost of such pursuit and/or judgment enforcement.

BAIF

Burford Alternative Income Fund LP, a private fund focused on post-settlement matters.

BAIF II

Burford Alternative Income Fund II LP, a private fund focused on post-settlement matters.

BCIM

Burford Capital Investment Management LLC, a wholly owned indirect subsidiary of Burford Capital Limited, serves as the investment adviser of all of our private funds and is registered under the US Investment Advisers Act of 1940, as amended.

BOF

Burford Opportunity Fund LP, a private fund focused on pre-settlement legal finance matters.

BOF-C

Burford Opportunity Fund C LP, a private fund through which a sovereign wealth fund invests in pre-settlement legal finance matters under the sovereign wealth fund arrangement.

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Capital provision assets

We subdivide our capital provision assets into two categories:

▪	“Direct”, which includes all of our capital provision assets that we have originated directly (i.e., not through participation in a private fund) from our balance sheet. We also include direct (i.e., not through participation in a private fund) complex strategies assets in this category. See note 3 (Supplemental cash flow data) to our condensed consolidated financial statements for additional information.
▪	“Indirect”, which includes the balance sheet’s participations in two of our private funds (i.e., the Strategic Value Fund (as defined below) and the Advantage Fund).

Carrying value

Amount at which an asset is reported in our condensed consolidated statements of financial position.

Claimant

The party who asserts a right or title in a legal proceeding, in particular in arbitration matters.

Claim family

A group of legal finance assets with a related underlying claim shared by a number of different claimants.

Colorado

Colorado Investments Limited, a limited liability company that was created for the secondary sale of some of our entitlement in the YPF-related Petersen matter.

COLP

BCIM Credit Opportunities, LP, a private fund focused on post-settlement matters.

Complex strategies

Encompasses our activities providing capital as a principal in legal- or regulatory-related assets, often securities, debt and other financial assets, where a significant portion of the expected return arises from the outcome of legal or regulatory activity.

Consolidated funds

Certain of our private funds in which, because of our investment in and/or control of such private funds, we are required under the generally accepted accounting principles in the United States (“US GAAP”) to consolidate the minority limited partner’s interests in such private funds and include the full financial results of such private funds within our condensed consolidated financial statements. At the date of this Quarterly Report, BOF-C, the Strategic Value Fund and the Advantage Fund are consolidated funds.

Core legal finance

Provision of capital and expertise, to clients or as a principal, in connection with (i) the underlying asset value of litigation claims and the enforcement of settlements, judgments and awards, (ii) the amount paid to law firms as legal fees and expenses and (iii) the value of assets affected by litigation.

Defendant

The party against whom a civil action is brought, in particular in litigation matters.

Deployment

Funding provided for an asset, which adds to our deployed cost in such asset.

Deferred Compensation Plan

Our deferred compensation plan, under which a specified group of employees can elect to defer a portion of their compensation until future years.

Definitive commitments

Commitments where we are contractually obligated to fund incremental capital and failure to do so would typically result in adverse contractual consequences (such as a dilution in our returns or the loss of our funded capital in a case).

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Discretionary commitments

Commitments where we are not contractually obligated to advance capital and generally would not suffer adverse financial consequences from failing to do so.

Fair value adjustment

The amount of unrealized gain or loss recognized in our condensed consolidated statements of operations in the relevant period and added to or subtracted from, as applicable, the asset or liability value in our condensed consolidated statements of financial position.

Judgment debtor

A party against whom there is a final adverse court award.

Judgment enforcement

The activity of using legal and financial strategies to force a judgment debtor to pay an adverse award made by a court.

Legal finance

Our legal finance products and services comprise (i) core legal finance and (ii) alternative strategies.

Legal risk management

Matters where we provide some form of legal risk arrangement, such as an indemnity or insurance for adverse legal costs.

Litigation

We use the term litigation colloquially to refer to any type of matter involved in the litigation, arbitration or regulatory process and the costs and legal fees associated therewith.

Lower risk legal finance

Pre-settlement litigation assets with lower risk and lower expected returns than assets included in our core legal finance portfolio. At the date of this Quarterly Report, our lower risk legal finance activity occurs primarily in the Advantage Fund.

LTIP

Our long-term incentive plan for the awards of ordinary shares to employees.

Monetization

The acceleration of a portion of the expected value of a litigation or arbitration matter prior to resolution of such matter, which permits a client to convert an intangible claim or award into tangible cash on a non-recourse basis.

Net realized gain or loss

The sum of realized gains and realized losses.

Non-consolidated funds

Certain of our private funds that we are not required to include within our condensed consolidated financial statements but include within Group-wide data. At the date of this Quarterly Report, (i) BCIM Partners II, LP, (ii) BCIM Partners III, LP, (iii) COLP, (iv) BOF, (v) BAIF and (vi) BAIF II and any “sidecar” funds are non-consolidated funds.

Plaintiff

The party who institutes a legal action or claim, in particular in litigation matters.

Portfolio

Includes deployed cost, net unrealized gains or losses and undrawn commitments.

Portfolio finance

Legal finance assets with multiple paths to realization, such as financing for a pool of litigation claims.

5    Burford Capital Quarterly Report March 2023

Post-settlement

Includes our financing of legal-related assets in situations where litigation has been resolved, such as financing of settlements and law firm receivables. At the date of this Quarterly Report, our post-settlement activity occurs primarily in COLP, BAIF and BAIF II.

Privileged information

Confidential information that is protected from disclosure due to the application of a legal privilege or other doctrine, including attorney work product, depending on the laws of the relevant jurisdiction.

Realization

A legal finance asset is realized when the asset is concluded (i.e., when litigation risk has been resolved). A realization will result in us receiving cash or, occasionally, non-cash assets or recognizing a due from settlement receivable, reflecting what we are owed on the asset.

Realized gain or loss

Reflects the total amount of gain or loss generated by a legal finance asset when it is realized, calculated as realized proceeds less deployed cost, without regard for any previously recognized fair value adjustment.

Respondent

The party against whom a civil action is brought, in particular in arbitration matters.

Single-case finance

Legal finance assets that are subject to binary legal risk, such as a single filed litigation or arbitration matter with one plaintiff or group of plaintiffs and one defendant or group of defendants.

Strategic Value Fund

BCIM Strategic Value Master Fund, LP, a private fund for which BCIM serves as the investment adviser, deploys capital in certain complex strategies assets. Investors in the Strategic Value Fund include third-party limited partners as well as Burford’s balance sheet. Assets held by the Strategic Value Fund are recorded as capital provision-indirect assets.

Sovereign wealth fund arrangement

The agreement we have entered into with a sovereign wealth fund pursuant to which it provides funding for a portion of our legal finance assets through BOF-C.

Transfers to realizations

The amount of fair value adjustment previously recognized on a legal finance asset, which is subsequently reversed in the period when a realized gain or loss is recognized.

Unrealized gain or loss

Represents the fair value of our legal finance assets over or under their funded cost, as determined in accordance with the requirements of the applicable US GAAP standards, for the relevant financial reporting period (condensed consolidated statements of operations) or cumulatively (condensed consolidated statements of financial position).

Vintage

Refers to the calendar year in which a legal finance commitment is initially made.

YPF-related assets

Refers to our Petersen and Eton Park legal finance assets, which are two claims relating to the Republic of Argentina’s nationalization of YPF S.A., the Argentine energy company.

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Condensed consolidated interim financial statements (unaudited)
Contents
8	Condensed consolidated statements of operations for the three months ended March 31, 2023 and 2022
9	Condensed consolidated statements of comprehensive income/(loss) for the three months ended March 31, 2023 and 2022
10	Condensed consolidated statements of financial position at March 31, 2023 and December 31, 2022
11	Condensed consolidated statements of cash flows for the three months ended March 31, 2023 and 2022
12	Condensed consolidated statements of changes in equity for the three months ended March 31, 2023 and 2022
13	Notes to the condensed consolidated interim financial statements

7    Burford Capital Quarterly Report March 2023

Burford Capital Limited and subsidiaries

CONDENSED Consolidated statements of operations

($ in thousands, except share data)

(unaudited)

	Three months ended March 31,
	2023	2022
Revenues
Capital provision income	475,933	140,739
Less: Third-party interests in capital provision assets	(100,345)	(16,639)
Asset management income	1,997	3,114
Insurance income/(loss)	224	(666)
Services income	23	275
Marketable securities income/(loss) and bank interest	3,073	(3,721)
Total revenues	380,905	123,102

Operating expenses
Compensation and benefits
Salaries and benefits	12,492	9,461
Annual incentive compensation	4,686	3,601
Share-based compensation	3,504	2,185
Legacy asset recovery incentive compensation including accruals	6,117	971
Long-term incentive compensation including accruals	13,438	4,760
General, administrative and other	7,751	8,414
Case-related expenditures ineligible for inclusion in asset cost	6,311	895
Total operating expenses	54,299	30,287

Operating income	326,606	92,815

Other expenses
Finance costs	20,553	15,841
Foreign currency transactions (gains)/losses	(2,440)	514
Total other expenses	18,113	16,355

Income before income taxes	308,493	76,460

Provision for income taxes	(7,112)	(3,424)
Net income	301,381	73,036

Net income attributable to non-controlling interests	41,956	16,756
Net income attributable to Burford Capital Limited shareholders	259,425	56,280

Net income attributable to Burford Capital Limited shareholders per ordinary share
Basic	1.19	0.26
Diluted	1.17	0.25

Weighted average ordinary shares outstanding
Basic	218,619,411	219,049,877
Diluted	221,628,214	221,196,385

See accompanying notes to the condensed consolidated financial statements.

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Burford Capital Limited and subsidiaries

CONDENSED Consolidated statements of comprehensive income

($ in thousands)

(unaudited)

	Three months ended March 31,
	2023	2022
Net income	301,381	73,036
Other comprehensive income
Foreign currency translation adjustment	(9,875)	10,000
Comprehensive income	291,506	83,036

Less: Comprehensive income attributable to non-controlling interests	41,956	16,756
Comprehensive income attributable to Burford Capital Limited shareholders	249,550	66,280

See accompanying notes to the condensed consolidated financial statements.

9    Burford Capital Quarterly Report March 2023

Burford Capital Limited and subsidiaries

CONDENSED Consolidated statements of financial position

($ in thousands, except share data)

	March 31, 2023	December 31, 2022
	(unaudited)
Assets
Cash and cash equivalents	65,994	107,658
Marketable securities	130,056	136,358
Other assets	47,551	51,856
Due from settlement of capital provision assets	100,494	116,582
Capital provision assets	4,202,864	3,735,556
Goodwill	133,936	133,912
Deferred tax asset	419	6,437
Total assets	4,681,314	4,288,359

Liabilities
Debt interest payable	31,091	16,815
Other liabilities	157,792	155,673
Debt payable	1,262,032	1,252,270
Financial liabilities relating to third-party interests in capital provision assets	525,550	425,205
Deferred tax liability	51,488	51,326
Total liabilities	2,027,953	1,901,289

Commitments and contingencies (Note 13)

Shareholders' equity
Ordinary shares, no par value; unlimited shares authorized; 219,049,877 ordinary shares issued and 218,957,218 ordinary shares outstanding at March 31, 2023 and 219,049,877 ordinary shares issued and 218,581,877 ordinary shares outstanding at December 31, 2022	598,813	598,813
Additional paid-in capital	28,036	26,305
Accumulated other comprehensive income	37,174	47,049
Treasury shares of 92,659 at $8.01 cost at March 31, 2023 and 468,000 at $8.01 cost at December 31, 2022	(742)	(3,749)
Retained earnings	1,328,997	1,074,166
Total Burford Capital Limited equity	1,992,278	1,742,584
Non-controlling interests	661,083	644,486
Total shareholders' equity	2,653,361	2,387,070
Total liabilities and shareholders' equity	4,681,314	4,288,359

See accompanying notes to the condensed consolidated financial statements.

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Burford Capital Limited and subsidiaries

CONDENSED Consolidated statements of cash flows

($ in thousands)

(unaudited)

	Three months ended March 31,
	2023	2022
Cash flows from operating activities:
Net income	301,381	73,036

Adjustments to reconcile net income to net cash used in operating activities:
Capital provision income	(475,933)	(140,739)
(Gain)/loss on marketable securities	(1,860)	5,303
Services income	(23)	(275)
Share-based compensation	144	(693)
Deferred tax (benefit)/expense	(6,193)	3,250
Other	(1,403)	3,060
Changes in operating assets and liabilities:
Proceeds from capital provision assets	144,485	69,369
(Funding) of capital provision assets	(118,685)	(105,868)
Net proceeds from marketable securities	8,197	34,507
Proceeds from asset recovery fee for services	83	418
Decrease/(increase) in other assets	4,224	(4,444)
Increase/(decrease) in other liabilities	29,149	(5,934)
Net increase on financial liability to third-party investment	100,345	16,633
Net cash used in operating activities	(16,089)	(52,377)

Cash flows from investing activities:
Purchases of property and equipment	(717)	(42)
Net cash used in investing activities	(717)	(42)

Cash flows from financing activities:
Third-party net capital (distribution)/contribution	(25,359)	32,742
Net cash (used in)/provided by financing activities	(25,359)	32,742

Net decrease in cash and cash equivalents	(42,165)	(19,677)
Cash and cash equivalents at beginning of period	107,658	180,255
Effect of exchange rate changes on cash and cash equivalents	501	(744)
Cash and cash equivalents at end of period	65,994	159,834

Supplementary disclosure of cash flow information
Cash paid for debt interest	(5,513)	(8,815)
Cash received from income tax refund	317	-
Cash paid for income taxes	(528)	(256)

See accompanying notes to the condensed consolidated financial statements.

11    Burford Capital Quarterly Report March 2023

Burford Capital Limited and subsidiaries

CONDENSED Consolidated statements of changes in equity

($ in thousands, except share data)

(unaudited)

	Three months ended March 31, 2023
	Shares		Amount
							Accumulated
					Additional		other	Total Burford		Total
	Ordinary	Treasury	Ordinary	Treasury	paid-in	Retained	comprehensive	Capital Limited	Non-controlling	shareholders’
	shares	shares	shares	shares	capital	earnings	income/(loss)	equity	interests	equity
At beginning of period	219,049,877	(468,000)	598,813	(3,749)	26,305	1,074,166	47,049	1,742,584	644,486	2,387,070
Net income	-	-	-	-	-	259,425	-	259,425	41,956	301,381
Foreign currency translation adjustment	-	-	-	-	-	-	(9,875)	(9,875)	-	(9,875)
Ordinary shares distributed by the Burford Capital Employee Benefit Trust	-	-	-	-	-	(3,360)	-	(3,360)	-	(3,360)
Distribution of ordinary shares held in treasury	-	375,341	-	3,007	(3,007)	-	-	-	-	-
Transfer LTIP awards on vesting	-	-	-	-	1,234	(1,234)	-	-	-	-
Share-based compensation	-	-	-	-	3,504	-	-	3,504	-	3,504
Net distributions	-	-	-	-	-	-	-	-	(25,359)	(25,359)
At end of period	219,049,877	(92,659)	598,813	(742)	28,036	1,328,997	37,174	1,992,278	661,083	2,653,361

	Three months ended March 31, 2022
	Ordinary shares
					Accumulated
			Additional		other	Total Burford		Total
			paid-in	Retained	comprehensive	Capital Limited	Non-controlling	shareholders’
	Shares	Amount	capital	earnings	income/(loss)	equity	interests	equity
At beginning of period	219,049,877	598,813	26,366	1,067,773	2,920	1,695,872	412,145	2,108,017
Net income	-	-	-	56,280	-	56,280	16,756	73,036
Foreign currency translation adjustment	-	-	-	-	10,000	10,000	-	10,000
Ordinary shares distributed by the Burford Capital Employee Benefit Trust	-	-	-	(2,878)	-	(2,878)	-	(2,878)
Transfer LTIP awards on vesting	-	-	(4,495)	4,495	-	-	-	-
Share-based compensation	-	-	2,185	-	-	2,185	-	2,185
Net contributions	-	-	-	-	-	-	32,742	32,742
At end of period	219,049,877	598,813	24,056	1,125,670	12,920	1,761,459	461,643	2,223,102

See accompanying notes to the condensed consolidated financial statements.

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Notes to the condensed consolidated financial statements

($ in thousands, except share data)

(unaudited)

1. Organization

Burford Capital Limited (the “Company”) and its consolidated subsidiaries (collectively with the Company, the “Group”) provide legal finance products and services, comprising (i) core legal finance and (ii) alternative strategies, and are engaged in the asset management business.

The Company was incorporated as a company limited by shares under the Companies (Guernsey) Law, 2008, as amended, on September 11, 2009. The Company has a single class of ordinary shares, which commenced trading on AIM, a market operated by the London Stock Exchange, in October 2009 and on the New York Stock Exchange in October 2020, in each case, under the symbol “BUR”. The Company’s subsidiaries have issued bonds that are traded on the Main Market of the London Stock Exchange and unregistered senior notes in private placement transactions pursuant to Rule 144A and Regulation S under the US Securities Act of 1933, as amended (the “Securities Act”).

2. Summary of significant accounting policies

Basis of presentation

The Group’s unaudited condensed consolidated interim financial statements at March 31, 2023 and for the three months ended March 31, 2023 and 2022 have been prepared in accordance with US GAAP and reflect all adjustments of a normal, recurring nature that are, in the opinion of management, necessary for the fair presentation of the results for the interim period. Certain disclosures included in the Group’s consolidated financial statements at and for the year ended December 31, 2022 contained in the 2022 Annual Report have been condensed in, or omitted from, the Group’s unaudited condensed consolidated interim financial statements at March 31, 2023 and for the three months ended March 31, 2023 and 2022 contained in this Quarterly Report. The Group’s unaudited condensed consolidated interim financial statements at March 31, 2023 and for the three months ended March 31, 2023 and 2022 should be read in conjunction with the Group’s audited consolidated financial statements and the accompanying notes thereto contained in the 2022 Annual Report. The results at and for the three months ended March 31, 2023 are not necessarily indicative of the results for the full year.

Use of estimates

The preparation of the Group’s condensed consolidated financial statements requires management to make estimates that affect the reported amounts of assets and liabilities at the date of the condensed consolidated financial statements, the disclosure of contingent assets and liabilities at the date of the condensed consolidated financial statements and the reported amount of revenues and expenses during the reporting periods. Such estimates include, among others, the valuation of capital provision assets, which requires the use of Level 3 valuation inputs, and other financial instruments, the measurement of deferred tax balances (including valuation allowances) and the accounting for goodwill. Actual results could differ from those estimates, and such differences could be material.

Consolidation

The condensed consolidated financial statements include the accounts of (i) the Company, (ii) its wholly owned or majority owned subsidiaries, (iii) the consolidated entities which are considered to be variable interest entities (“VIEs”) and for which the Company is considered the primary beneficiary and (iv) certain entities which are not considered VIEs but which the Company controls through a majority voting interest.

In connection with private funds and other related entities where the Group does not own 100% of the relevant entity, the Group makes judgments about whether it is required to consolidate such entities by applying the factors set forth in US GAAP for VIEs or voting interest entities under Accounting Standards Codification (“ASC”) 810—Consolidation.

VIEs are entities that, by design, either (i) lack sufficient equity to permit the entity to finance its activities without additional subordinated financial support from other parties, (ii) have equity investors that (A) do not have the ability to make significant decisions relating to the entity’s operations through voting rights, (B) do not have the obligation to absorb the expected losses or (C) do not have the right to receive the residual returns of the entity or (iii) have equity investors’ voting rights that are not proportional to the economics, and substantially all of the activities of the entity either involve or are conducted on behalf of an investor that has disproportionately few voting rights. An entity is deemed to be the primary beneficiary of the VIE if such entity has both (i) the power to direct the activities that most

13    Burford Capital Quarterly Report March 2023

Notes to the condensed consolidated financial statements

($ in thousands, except share data)

(unaudited)

significantly impact the VIE’s economic performance and (ii) the right to receive benefits from the VIE or the obligation to absorb losses of the VIE that could be significant to the VIE.

In determining whether the Group is the primary beneficiary of a VIE, the Group considers both qualitative and quantitative factors regarding the nature, size and form of its involvement with the VIE, such as its role establishing the VIE and its ongoing rights and responsibilities, the design of the VIE, its economic interests, servicing fees and servicing responsibilities and certain other factors. The Group performs ongoing reassessments to evaluate whether changes in the entity’s capital structure or changes in the nature of its involvement with the entity result in a change to the VIE designation or a change to its consolidation conclusion.

The most significant judgments relate to the assessment of the Group’s exposure or rights to variable returns in Burford Opportunity Fund C LP (“BOF-C”), BCIM Strategic Value Master Fund, LP (the “Strategic Value Fund”), Burford Advantage Master Fund LP (the “Advantage Fund”) and Colorado Investments Limited (“Colorado”). The Group has assessed that its economic interest in the income generated from BOF-C and its investment as a limited partner in the Strategic Value Fund and the Advantage Fund, coupled with its power over the relevant activities as the fund manager, require the consolidation of BOF-C, the Strategic Value Fund and the Advantage Fund in the condensed consolidated financial statements. Similarly, the Group has assessed that its shareholding in Colorado, coupled with its power over the relevant activities of Colorado through contractual agreements, requires the consolidation of Colorado in the condensed consolidated financial statements.

The Group is deemed to have a controlling financial interest in VIEs in which it is the primary beneficiary and in other entities in which it owns more than 50% of the outstanding voting shares and other shareholders do not have substantive rights to participate in management. The assets of these consolidated VIEs are not available to the Company, and the creditors of these consolidated VIEs do not have recourse to the Company.

For entities the Group controls but does not wholly own, the Group generally records a non-controlling interest within shareholders’ equity for the portion of the entity’s equity attributed to the non-controlling ownership interests. Accordingly, third-party share of net income or loss relating to non-controlling interests in consolidated entities is treated as a reduction or increase, respectively, of net income or loss in the condensed consolidated statements of operations. With respect to Colorado, an entity the Group controls but does not wholly own, the Group records a financial liability within financial liabilities relating to third-party interests in capital provision assets for the portion of Colorado’s equity held by third parties. The third-party share of income or loss is included in third-party interests in capital provision assets in the condensed consolidated statements of operations. All significant intercompany balances, transactions and unrealized gains and losses on such transactions are eliminated in consolidation.

Third-party interests in capital provision assets

Third-party interests in capital provision assets include the financial liability relating to the third-party interests in Colorado as well as financial liabilities relating to third-party interests resulting from capital provision asset subparticipations recognized at fair value. Colorado holds a single financial asset and does not have any other business activity. Accordingly, Colorado does not meet the definition of a business, and the third-party interest in the entity is accounted for as a collateralized borrowing rather than a non-controlling interest in shareholders’ equity. Amounts included in the consolidated statements of financial position represent the fair value of the third-party interests in the related capital provision assets, and the amounts included in the consolidated statements of operations represent the third-party share of any gain or loss during the reporting period.

During the period, the Group has renamed the line item in the consolidated statement of operations from ‘Gain/(loss) relating to third-party interests in capital provision assets’ to ‘Less: Third-party interests in capital provision assets’ and has amended the order to include the line item directly beneath ‘Capital provision income’.

Fair value of financial instruments

The Group’s capital provision assets meet the definition of a financial instrument under ASC 825—Financial instruments. Single case, portfolio, portfolio with equity risk and legal risk management capital provision assets meet the definition of a derivative instrument under ASC 815—Derivatives and hedging and are accounted for at fair value.

The Group has elected the fair value option for the Group’s equity method investments, marketable securities, due from settlement of capital provision assets and financial liabilities relating to third-party interests in capital provision

Burford Capital Quarterly Report March 2023    14

Notes to the condensed consolidated financial statements

($ in thousands, except share data)

(unaudited)

assets to provide a consistent fair value measurement approach for all capital provision related activity. Such election is irrevocable and is applied to financial instruments on an individual basis at initial recognition.

The fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date under current market conditions.

Except for the Group’s debt obligations, financial instruments are generally recorded at fair value or at amounts, the carrying values of which approximate fair value.

Fair value hierarchy

US GAAP establishes a hierarchical disclosure framework that prioritizes and ranks the level of market price observability used in measuring financial instruments at fair value. Market price observability is affected by a number of factors, including the type of financial instrument, the characteristics specific to the financial instrument and the state of the marketplace, including the existence and transparency of transactions between market participants. Financial instruments with readily available quoted prices in active markets generally will have a higher degree of market price observability and a lesser degree of judgment used in measuring fair value.

Financial instruments measured and reported at fair value are classified and disclosed based on the observability of inputs used in the determination of fair values as follows:

▪	Level 1—quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity can access at the measurement date
▪	Level 2—inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly
▪	Level 3—unobservable inputs for the asset or liability

All transfers into and out of these levels are recognized as if they have taken place at the beginning of each reporting period.

Valuation processes

The Group’s senior professionals are responsible for developing the policies and procedures for fair value measurement of assets and liabilities. Following origination and at each reporting date, the movements in the values of assets and liabilities are required to be reassessed in accordance with the Group’s accounting policies. For this analysis, the reasonableness of material estimates and assumptions underlying the valuation is discussed and the major inputs applied are verified by comparing the information in the valuation computation to contracts, asset status and progress information and other relevant documents.

Valuation methodology for Level 1 assets and liabilities

Level 1 assets and liabilities are comprised of listed instruments, including equities, fixed income securities and investment funds. All Level 1 assets and liabilities are valued at the quoted market price at the reporting date.

Valuation methodology for Level 2 assets and liabilities

Level 2 assets and liabilities are comprised of debt and equity securities that are not actively traded and are valued at the last quoted or traded price at the reporting date, provided there is evidence that the price is not assessed as significantly stale so as to warrant a Level 3 classification.

Valuation methodology for Level 3 assets and liabilities

Fair value represents the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date.

The methods and procedures to determine fair value of assets and liabilities may include, among others, (i) obtaining information provided by third parties when available, (ii) obtaining valuation-related information from the issuers or counterparties (or their respective advisors), (iii) performing comparisons of comparable or similar assets or liabilities, as applicable, (iv) calculating the present value of future cash flows, (v) assessing other analytical data and information relating to the asset or liability, as applicable, that is an indication of value, (vi) evaluating financial information

15    Burford Capital Quarterly Report March 2023

Notes to the condensed consolidated financial statements

($ in thousands, except share data)

(unaudited)

provided by or otherwise available with respect to the counterparties or other relevant entities and (vii) entering into a market transaction with an arm’s-length counterparty.

The material estimates and assumptions used in the analyses of fair value include the status and risk profile of the underlying asset or liability and, as applicable, the timing and expected amount of cash flows based on the structure and agreement of the asset or liability, the appropriateness of any discount rates used and the timing of, and estimated minimum proceeds from, a favorable outcome. Discount rates and a discounted cash flow basis for estimating fair value are applied to assets and liabilities measured at fair value, as applicable, most notably the Group’s capital provision assets. Significant judgment and estimation go into the assumptions which underlie the analyses, and the actual values realized with respect to assets or liabilities, as applicable, could be materially different from values obtained based on the use of those estimates.

Capital provision assets are fair valued using an income approach. The income approach estimates fair value based on the Group’s estimated, risk-adjusted future cash flows, using a discount rate to reflect the funding risk of deploying capital for funding capital provision assets. The income approach requires management to make a series of assumptions, such as discount rate, the timing and amount of both expected cash inflows and additional fundings and a risk-adjustment factor reflecting the uncertainty inherent in the cash flows primarily driven by litigation risk, which changes as a result of observable litigation events. These assumptions are considered Level 3 inputs.

A cash flow forecast is developed for each capital provision asset based on the anticipated funding commitments, damages or settlement estimates and the Group’s contractual entitlement. Capital provision assets are recorded at initial fair value, which is equivalent to the initial transaction price for a given capital provision asset, based on an assessment that it is an arm’s-length transaction between independent third parties and an orderly transaction between market participants. Using the cash flow forecast and a discount rate, an appropriate risk adjustment factor is calculated to be applied to the forecast cash inflows to calibrate the valuation model to the initial transaction price. Each reporting period, the cash flow forecast is updated based on the best available information on damages or settlement estimates and it is determined whether there has been an objective event in the underlying litigation process, which would change the litigation risk and thus the risk-adjustment factor associated with the capital provision asset. These objective events could include, among others:

▪	A significant positive ruling or other objective event prior to any trial court judgment
▪	A favorable trial court judgment
▪	A favorable judgment on the first appeal
▪	The exhaustion of as-of-right appeals
▪	In arbitration cases, where there are limited opportunities for appeal, issuance of a tribunal award
▪	An objective negative event at various stages in the litigation process

Each reporting period, the updated risk-adjusted cash flow forecast is discounted at the then current discount rate to measure fair value. See note 10 (Fair value of assets and liabilities) for additional information.

In a small number of instances, the Group has the benefit of a secondary sale of a portion of an asset or liability. When this occurs, the market evidence is factored into the valuation process to maximize the use of relevant observable inputs. Secondary sales are evaluated for relevance, including whether such transactions are orderly, and weight is attributed to the market price accordingly, which may include calibrating the valuation model to observed market price.

Recently issued or adopted accounting pronouncements

There have been no recently issued or adopted accounting pronouncements that had or are expected to have a material impact on the condensed consolidated financial statements.

3. Supplemental cash flow data

The tables below set forth supplemental information with respect to the cash inflows and outflows for capital provision-direct and capital provision-indirect assets for the three months ended March 31, 2023 and 2022.

Burford Capital Quarterly Report March 2023    16

Notes to the condensed consolidated financial statements

($ in thousands, except share data)

(unaudited)

	Three months ended March 31, 2023
	Capital provision-	Capital provision-
($ in thousands)	direct assets	indirect assets	Total
Proceeds from capital provision assets	131,905	12,580	144,485
Increase in payable for capital provision assets	1,592	-	1,592
Funding of capital provision assets	(84,685)	(34,000)	(118,685)

	Three months ended March 31, 2022
	Capital provision-	Capital provision-
($ in thousands)	direct assets	indirect assets	Total
Proceeds from capital provision assets	55,999	13,370	69,369
Increase in payable for capital provision assets	218	-	218
Funding of capital provision assets	(91,121)	(14,747)	(105,868)

Capital provision-direct assets represent those assets as to which the Group has provided financing directly to a client or to fund a principal position in a legal finance asset. BOF-C is included in capital provision-direct assets because the Group does not invest any capital in BOF-C.

Capital provision-indirect assets represent those assets in which the Group’s capital is provided through a private fund as a limited partner contribution. At March 31, 2023, activity in the capital provision-indirect assets related primarily to those assets held through the Advantage Fund whereas, at December 31, 2022, activity in the capital provision-indirect assets related primarily to those assets held through the Strategic Value Fund.

4. Income taxes

The Company qualifies for exemption from income tax in Guernsey under the Income Tax (Exempt Bodies) (Guernsey) Ordinance, 1989, as amended. This exemption has to be applied for annually and has been applied for, and granted, with respect to the year ending December 31, 2023.

The Company’s operating subsidiaries in Australia, Ireland, Singapore, the United Kingdom and the United States are subject to taxation in such jurisdictions as determined in accordance with relevant tax legislation. In certain cases, an operating subsidiary of the Company may elect a transaction structure that could be subject to income tax in a country related to the transaction creating the capital provision asset.

The effective tax rates were a tax expense of 2% and a tax expense of 4% for the three months ended March 31, 2023 and 2022, respectively. The tax expense was primarily due to higher taxable income in the United States driven by realized gains on capital provision assets, offset in part by reversal of previous valuation allowances. The effective tax rate also differs from the statutory tax rate as taxable profits and losses arising in various jurisdictions are taxed at different rates.

The table below sets forth the gross deferred tax assets and liabilities, valuation allowance and net deferred tax liabilities at March 31, 2023 and December 31, 2022.

($ in thousands)	March 31, 2023	December 31, 2022
Gross deferred tax assets	51,449	39,964
Gross deferred tax liabilities	(87,863)	(67,989)
Valuation allowance	(14,655)	(16,864)
Net deferred tax liabilities	(51,069)	(44,889)

The valuation allowance primarily relates to foreign net operating loss carryforwards, interest expense and other deferred tax assets. The Company has performed an assessment of positive and negative evidence, including the nature, frequency and severity of cumulative financial reporting losses in recent years, the future reversal of existing temporary differences, predictability of future taxable income exclusive of reversing temporary differences of the character necessary to realize the tax assets, relevant carryforward periods, taxable income in carryback periods if carryback is permitted under tax law and prudent and feasible tax planning strategies that would be implemented, if necessary, to protect against the loss of the deferred tax assets that would otherwise expire. Although realization is not assured, based on the Company’s assessment, the Company has concluded that it is more likely than not that the remaining gross deferred tax assets will be realized and, as such, no additional valuation allowance has been provided.

17    Burford Capital Quarterly Report March 2023

Notes to the condensed consolidated financial statements

($ in thousands, except share data)

(unaudited)

5. Segment reporting

There are two reportable segments, which reflects how the chief operating decision maker allocates resources and assesses performance: (i) capital provision, which comprises provision of capital to the legal industry or in connection with legal matters, both directly and through investment in the Group’s private funds; and (ii) asset management and other services, which includes the provision of services to the legal industry, including litigation insurance. Management considers income/(loss) before income taxes as the measure of segment profitability.

Other corporate includes certain operating and non-operating activities that are not used internally to measure and evaluate the performance of the reportable segments.

The tables below set forth certain information with respect to the Group’s reportable segments for the three months ended March 31, 2023 and 2022.

	Three months ended March 31, 2023
					Reconciliation
		Asset		Total	Adjustment for
	Capital	management and	Other	segments	third-party	Total
($ in thousands)	provision	other services(2)	corporate	(Burford-only)	interests(1)	consolidated
Capital provision income	316,015	-	-	316,015	159,918	475,933
Less: Third-party interests in capital provision assets	-	-	-	-	(100,345)	(100,345)
Asset management income	-	19,357	-	19,357	(17,360)	1,997
Insurance income	-	224	-	224	-	224
Services income	-	23	-	23	-	23
Marketable securities income and bank interest	-	-	3,058	3,058	15	3,073
Total revenues	316,015	19,604	3,058	338,677	42,228	380,905

Operating expenses	42,460	6,435	5,114	54,009	290	54,299

Other expenses
Finance costs	19,193	421	939	20,553	-	20,553
Foreign currency transactions gains	-	-	(2,422)	(2,422)	(18)	(2,440)
Total other expenses	19,193	421	(1,483)	18,131	(18)	18,113

Income/(loss) before income taxes	254,362	12,748	(573)	266,537	41,956	308,493

1.	Adjusted for third-party interests in non-wholly owned consolidated entities, which included BOF-C, the Strategic Value Fund, the Advantage Fund, Colorado and several other entities in which the Company holds investments and there is a third-party partner in, or owner of, those entities.
2.	Total revenue from asset management and other services principally relates to contractual arrangements to provide services over multi-year periods and are classified as contracts with customers for services transferred over time.

	Three months ended March 31, 2022
					Reconciliation
		Asset		Total	Adjustment for
	Capital	management and	Other	segments	third-party	Total
($ in thousands)	provision	other services(2)	corporate	(Burford-only)	interests(1)	consolidated
Capital provision income	100,587	-	-	100,587	40,152	140,739
Less: Third-party interests in capital provision assets	-	-	-	-	(16,639)	(16,639)
Asset management income	-	10,934	-	10,934	(7,820)	3,114
Insurance loss	-	(666)	-	(666)	-	(666)
Services income	-	275	-	275	-	275
Marketable securities (loss)/income and bank interest	-	-	(4,853)	(4,853)	1,132	(3,721)
Total revenues	100,587	10,543	(4,853)	106,277	16,825	123,102

Operating expenses	20,792	5,518	3,481	29,791	496	30,287

Other expenses
Finance costs	14,285	378	1,178	15,841	-	15,841
Foreign currency transactions gains	-	-	941	941	(427)	514
Total other expenses	14,285	378	2,119	16,782	(427)	16,355

Income/(loss) before income taxes	65,510	4,647	(10,453)	59,704	16,756	76,460

1.	Adjusted for third-party interests in non-wholly owned consolidated entities, which included BOF-C, the Strategic Value Fund, the Advantage Fund, Colorado and several other entities in which the Company holds investments and there is a third-party partner in, or owner of, those entities.

Burford Capital Quarterly Report March 2023    18

Notes to the condensed consolidated financial statements

($ in thousands, except share data)

(unaudited)

2.	Total revenue from asset management and other services principally relates to contractual arrangements to provide services over multi-year periods and are classified as contracts with customers for services transferred over time.

The table below sets forth the Group’s total assets by reportable segment at March 31, 2023 and December 31, 2022.

					Reconciliation
		Asset		Total	Adjustment for
	Capital	management and	Other	segments	third-party	Total
($ in thousands)	provision	other services	corporate	(Burford-only)	interests(1)	consolidated
Total assets at March 31, 2023	3,262,129	91,069	140,858	3,494,056	1,187,258	4,681,314
Total assets at December 31, 2022	2,970,841	97,863	149,722	3,218,426	1,069,933	4,288,359
1.	Adjusted for third-party interests in non-wholly owned consolidated entities, which included BOF-C, the Strategic Value Fund, the Advantage Fund, Colorado and several other entities in which the Company holds investments and there is a third-party partner in, or owner of, those entities.

6. Capital provision assets

Capital provision assets are financial instruments that relate to the provision of capital in connection with legal finance. Capital provision-direct assets represent those assets in which the Group has provided financing directly to a client or to fund a principal position in a legal finance asset. BOF-C is included in capital provision-direct assets because the Group does not invest any capital in BOF-C. Capital provision-indirect assets represent those assets in which the Group’s capital is provided through a private fund as a limited partner contribution. At March 31, 2023, the Group’s increase in deployments in capital provision-indirect assets was solely through the Advantage Fund.

The table below sets forth the changes in capital provision assets at the beginning and end of the relevant reporting periods.

	Three months ended March 31,
($ in thousands)	2023	2022
At beginning of period	3,735,556	3,117,263
Deployments	118,685	105,868
Realizations	(128,312)	(26,563)
Income for the period	472,255	141,119
Foreign exchange gains/(losses)	4,680	(2,562)
At end of period	4,202,864	3,335,125

Capital provision-direct assets	4,059,789	3,311,034
Capital provision-indirect assets	143,075	24,091
Total capital provision assets	4,202,864	3,335,125

Unrealized fair value at end of period	2,096,557	1,646,266

The table below sets forth the components of the capital provision income for the three months ended March 31, 2023 and 2022.

	Three months ended March 31,
($ in thousands)	2023	2022
Realized gains relative to cost	69,442	12,303
Fair value adjustment during the period, net of previously recognized unrealized gains transferred to realized gains	402,813	128,816
Income on capital provision assets	472,255	141,119
Interest and other income	-	141
Foreign exchange gains/(losses)	3,678	(521)
Total capital provision income as reported on the condensed consolidated statements of operations	475,933	140,739

Exchange differences arising from non-US dollar-denominated capital provision assets held by US dollar functional currency entities are recognized in capital provision income in the condensed consolidated statements of operations. All other foreign exchange translation differences arising from capital provision assets held by non-US dollar functional currency entities are recognized in other comprehensive income in the condensed consolidated statements of comprehensive income. The currency of the primary economic environment in which the Group’s entity operates is referred to as the “functional currency” of the Group’s entity.

On a consolidated basis, the capital provision-indirect assets represent equity securities and related claims in the Strategic Value Fund and legal finance assets in the Advantage Fund.

19    Burford Capital Quarterly Report March 2023

Notes to the condensed consolidated financial statements

($ in thousands, except share data)

(unaudited)

7. Due from settlement of capital provision assets

Amounts due from settlement of assets relate to the realization of capital provision assets that have successfully concluded and where there is no longer any litigation risk remaining. The settlement terms and timing of realizations vary by capital provision asset. The majority of settlement balances are received shortly after the respective period ends in which the capital provision assets have concluded, and all settlement balances are generally expected to be received within 12 months after the capital provision assets have concluded.

The table below sets forth the changes in due from settlement of capital provision assets and the breakdown between current and non-current due from settlement of capital provision assets at the beginning and end of the relevant reporting periods.

	Three months ended March 31,
($ in thousands)	2023	2022
At beginning of period	116,582	86,311
Transfer of realizations from capital provision assets	128,312	26,563
Interest and other income	-	141
Proceeds from capital provision assets	(144,485)	(69,369)
Foreign exchange gains	85	110
At end of period	100,494	43,756

Current assets	96,744	40,006
Non-current assets	3,750	3,750
Total due from settlement of capital provision assets	100,494	43,756

8. Asset management income

The Group receives regular management fees from its private funds, calculated as a percentage of capital committed by the private fund investors or as a percentage of capital committed by the private fund, depending on the status of the private fund. In addition, the Group receives performance fees from its private funds. The Group’s private funds (other than BOF-C, the Strategic Value Fund and the Advantage Fund) use a so-called “European” structure for the payment of performance fees, whereby the manager is not paid any performance fees until private fund investors have had their entire capital investment repaid. This contrasts with a so-called “American” structure for the payment of performance fees, whereby the performance fees are paid on profitable resolutions as they occur. The impact of the “European” structure is to delay the receipt of the performance fees. As a result, while many of the private funds’ assets have already successfully and profitably concluded, few of the related performance fees have been paid to the Group. Performance fees are recognized when a reliable estimate of the performance fee can be made, and it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur.

The table below sets forth the components of the asset management income for the three months ended March 31, 2023 and 2022.

	Three months ended March 31,
($ in thousands)	2023	2022
Management fee income	1,997	2,189
Performance fee income	-	925
Total asset management income	1,997	3,114

Burford Capital Quarterly Report March 2023    20

Notes to the condensed consolidated financial statements

($ in thousands, except share data)

(unaudited)

9. Debt

The table below sets forth certain information with respect to the Group’s debt securities outstanding at March 31, 2023 and December 31, 2022. Debt securities denominated in pound sterling have been converted to US dollars using GBP/USD exchange rates of $1.2364 and $1.2039 at March 31, 2023 and December 31, 2022, respectively.

	USD	Outstanding at		Carrying value (at amortized cost) at		Fair value(1) at
	equivalent	March 31,	March 31,
	face value	2023 (in local	2023	March 31,	December 31,	March 31,	December 31,
($ in thousands)	at issuance	currency)	(in USD)	2023	2022	2023	2022
Burford Capital PLC
6.125% Bonds due 2024	$ 144,020	£100,000	$ 123,640	$ 123,288	$ 119,993	$ 120,111	$ 116,381
5.000% Bonds due 2026	$ 225,803	£175,000	$ 216,370	$ 215,201	$ 209,466	$ 191,204	$ 186,186

Burford Capital Finance LLC
6.125% Bonds due 2025	$ 180,000	$ 180,000	$ 180,000	$ 179,168	$ 179,080	$ 168,088	$ 164,594

Burford Capital Global Finance LLC
6.250% Senior Notes due 2028	$ 400,000	$ 400,000	$ 400,000	$ 393,741	$ 393,430	$ 350,284	$ 358,608
6.875% Senior Notes due 2030	$ 360,000	$ 360,000	$ 360,000	$ 350,634	$ 350,301	$ 316,746	$ 321,314
Total debt			$ 1,280,010	$ 1,262,032	$ 1,252,270	$ 1,146,433	$ 1,147,083

1.	The Group’s outstanding indebtedness is held at amortized cost in the condensed consolidated financial statements and these values represent the fair value equivalent amounts. The Group’s debt securities are classified as Level 2 within the fair value hierarchy.

The table below sets forth unamortized issuance costs of the outstanding indebtedness at March 31, 2023 and December 31, 2022.

($ in thousands)	March 31, 2023	December 31, 2022
6.125% Bonds due 2024	351	397
6.125% Bonds due 2025	832	920
5.000% Bonds due 2026	1,168	1,216
6.250% Senior Notes due 2028	6,259	6,570
6.875% Senior Notes due 2030	6,965	7,212

The table below sets forth the components of total finance costs of the outstanding indebtedness for the three months ended March 31, 2023 and 2022.

	Three months ended March 31,
($ in thousands)	2023	2022
Debt interest expense	19,690	15,222
Debt issuance costs incurred as finance costs	863	619
Total finance costs	20,553	15,841

Description of debt securities

All of the Group’s outstanding debt securities have a fixed interest rate payable semi-annually in arrears and are unsecured, unsubordinated obligations of the respective issuer that are fully and unconditionally guaranteed by the Company and certain of its wholly owned indirect subsidiaries.

At March 31, 2023, the Group was in compliance with the covenants set forth in the respective agreements governing its debt securities.

The Company is required to provide certain information pursuant to the indentures governing the 6.250% Senior Notes due 2028 (the “2028 Notes”) and the 6.875% Senior Notes due 2030 (the “2030 Notes”). The tables below set forth the total assets and third-party indebtedness at March 31, 2023 and December 31, 2022 and total revenues for the three months ended March 31, 2023 and 2022, in each case, of (i) the Company and its Restricted Subsidiaries (as

21    Burford Capital Quarterly Report March 2023

Notes to the condensed consolidated financial statements

($ in thousands, except share data)

(unaudited)

defined in the indentures governing the 2028 Notes and the 2030 Notes, as applicable) and (ii) the Company’s Unrestricted Subsidiaries (as defined in the indentures governing the 2028 Notes and the 2030 Notes, as applicable).

($ in thousands)	March 31, 2023	December 31, 2022
Company and its Restricted Subsidiaries
Total assets	4,019,806	3,643,013
Third-party indebtedness	1,280,010	1,271,073

Unrestricted Subsidiaries
Total assets	661,508	645,346
Third-party indebtedness	-	-

	Three months ended March 31,
($ in thousands)	2023	2022
Company and its Restricted Subsidiaries
Total revenues	338,955	106,936

Unrestricted Subsidiaries
Total revenues	41,950	16,166

10. Fair value of assets and liabilities

Valuation methodology

The tables below set forth the fair value of financial instruments grouped by the fair value level at March 31, 2023 and December 31, 2022.

	March 31, 2023
($ in thousands)	Level 1	Level 2	Level 3	Total
Assets:
Capital provision assets
Derivative financial assets
Single case	-	-	852,997	852,997
Portfolio	-	-	2,359,839	2,359,839
Portfolio with equity risk	-	-	112,890	112,890
Legal risk management	-	-	3,338	3,338
Non-derivative financial assets
Joint ventures and equity method investments	-	-	164,377	164,377
Single case with equity risk	9,675	-	-	9,675
Assets of consolidated investment companies
Complex strategies (Strategic Value Fund)	-	-	12,657	12,657
Core legal finance (BOF-C)	10,931	-	545,743	556,674
Lower risk legal finance (Advantage Fund)	-	-	130,417	130,417
Due from settlement of capital provision assets	-	-	100,494	100,494
Marketable securities
Asset-backed securities	-	29,380	-	29,380
Corporate bonds	-	70,611	-	70,611
Mutual funds	8,489	-	-	8,489
US treasuries and commercial paper	12,962	-	-	12,962
Foreign government bonds	-	8,614	-	8,614
Total assets	42,057	108,605	4,282,752	4,433,414

Liabilities:
Financial liabilities relating to third-party interests in capital provision assets	-	-	525,550	525,550
Total liabilities	-	-	525,550	525,550
Net total	42,057	108,605	3,757,202	3,907,864

Burford Capital Quarterly Report March 2023    22

Notes to the condensed consolidated financial statements

($ in thousands, except share data)

(unaudited)

	December 31, 2022
($ in thousands)	Level 1	Level 2	Level 3	Total
Assets:
Capital provision assets
Derivative financial assets
Single case	-	-	792,745	792,745
Portfolio	-	-	2,022,406	2,022,406
Portfolio with equity risk	-	-	99,406	99,406
Legal risk management	-	-	3,201	3,201
Non-derivative financial assets
Joint ventures and equity method investments	-	-	159,225	159,225
Single case with equity risk	8,745	-	-	8,745
Assets of consolidated investment companies
Complex strategies (Strategic Value Fund)	-	-	12,657	12,657
Core legal finance (BOF-C)	10,000	-	526,575	536,575
Lower risk legal finance (Advantage Fund)	-	-	100,596	100,596
Due from settlement of capital provision assets	-	-	116,582	116,582
Marketable securities
Asset-backed securities	-	32,933	-	32,933
Corporate bonds	-	79,899	-	79,899
Mutual funds	6,033	-	-	6,033
US treasuries and commercial paper	14,806	-	-	14,806
Foreign government bonds	-	2,687	-	2,687
Total assets	39,584	115,519	3,833,393	3,988,496

Liabilities:
Financial liabilities relating to third-party interests in capital provision assets	-	-	425,205	425,205
Total liabilities	-	-	425,205	425,205
Net total	39,584	115,519	3,408,188	3,563,291

Interest and dividend income on these assets are recognized as income when they are earned. There were no gains or losses recognized in the condensed consolidated statements of operations with respect to these assets and liabilities.

The key risk and sensitivity across all of the capital provision assets relates to the underlying litigation associated with each case that is underwritten and financed. The sensitivity to this Level 3 input is therefore considered to be similar across the different types of capital provision assets and is expressed as a portfolio-wide stress.

23    Burford Capital Quarterly Report March 2023

Notes to the condensed consolidated financial statements

($ in thousands, except share data)

(unaudited)

Movements in Level 3 fair value assets and liabilities

The tables below set forth the analysis of the movements in the Level 3 financial assets and liabilities for the three months ended March 31, 2023 and 2022.

	Three months ended March 31, 2023
			Transfers				Foreign	At
	At beginning	Transfers	between			Income for	exchange	end of
($ in thousands)	of period	into Level 3	types	Deployments	Realizations	the period	gains/(losses)	period
Single case	792,745	-	-	36,898	(49,141)	70,653	1,842	852,997
Portfolio	2,022,406	-	-	28,624	(20,408)	327,011	2,206	2,359,839
Portfolio with equity risk	99,406	-	-	89	-	13,395	-	112,890
Legal risk management	3,201	-	-	-	-	78	59	3,338
Joint ventures and equity method investments	159,225	-	-	1,746	(450)	3,345	511	164,377
Complex strategies (Strategic Value Fund)	12,657	-	-	-	-	-	-	12,657
Core legal finance (BOF-C)	526,575	-	-	17,328	(45,733)	47,573	-	545,743
Lower risk legal finance (Advantage Fund)	100,596	-	-	34,000	(12,580)	8,401	-	130,417
Total capital provision assets	3,716,811	-	-	118,685	(128,312)	470,456	4,618	4,182,258
Due from settlement of capital provision assets	116,582	-	-	128,312	(144,485)	-	85	100,494
Total Level 3 assets	3,833,393	-	-	246,997	(272,797)	470,456	4,703	4,282,752

Financial liabilities relating to third-party interests in capital provision assets	425,205	-	-	-	-	100,345	-	525,550
Total Level 3 liabilities	425,205	-	-	-	-	100,345	-	525,550

	Three months ended March 31, 2022
			Transfers			Income/	Foreign	At
	At beginning	Transfers	between			(loss) for	exchange	end of
($ in thousands)	of period	into Level 3	types	Deployments	Realizations	the period	gains/(losses)	period
Single case	655,674	-	-	19,611	(16,331)	32,688	(841)	690,801
Portfolio	1,752,137	-	-	24,445	(3,533)	78,514	(699)	1,850,864
Portfolio with equity risk	200,484	-	-	93	-	11,075	-	211,652
Legal risk management	2,567	-	-	-	-	364	(67)	2,864
Joint ventures and equity method investments	162,103	-	-	1,519	(511)	(2,267)	(1,104)	159,740
Complex strategies (Strategic Value Fund)	12,855	-	-	-	(1,663)	1,465	-	12,657
Core legal finance (BOF-C)	329,360	-	-	31,064	(836)	18,351	(24)	377,915
Lower risk legal finance (Advantage Fund)	-	-	-	14,747	(3,689)	376	-	11,434
Other	2,083	-	-	-	-	17	-	2,100
Total capital provision assets	3,117,263	-	-	91,479	(26,563)	140,583	(2,735)	3,320,027
Due from settlement of capital provision assets	86,311	-	-	26,563	(69,369)	141	110	43,756
Total Level 3 assets	3,203,574	-	-	118,042	(95,932)	140,724	(2,625)	3,363,783

Financial liabilities relating to third-party interests in capital provision assets	424,733	-	-	30	(35)	16,639	-	441,367
Total Level 3 liabilities	424,733	-	-	30	(35)	16,639	-	441,367

All transfers into and out of Level 3 are recognized as if they have taken place at the beginning of each reporting period. There were no transfers into Level 3 during the three months ended March 31, 2023 and 2022.

Burford Capital Quarterly Report March 2023    24

Notes to the condensed consolidated financial statements

($ in thousands, except share data)

(unaudited)

Sensitivity of Level 3 valuations

The Group updated its valuation policy for capital provision assets in connection with the 2022 Annual Report and has applied its revised valuation approach to its condensed consolidated financial statements included in this Quarterly Report, including at and for the three months ended March 31, 2022. See note 2 (Summary of significant accounting policies) to our condensed consolidated financial statements.

The Group’s valuation policy for capital provision assets provides for ranges of percentages to be applied against the risk adjustment factor to more than 70 discrete objective litigation events across five principal different types of litigation. The tables below set forth each of the key unobservable inputs used to value the Group’s capital provision assets and the applicable ranges and weighted average by relative fair value for such inputs.

($ in thousands)	March 31, 2023
Type	Fair value	Principal value technique	Unobservable input	Minimum	Maximum	Weighted average
Single case	$ 3,381,202	Discounted cash flow	Discount rate	5.8%	7.8%	7.0%
Portfolio			Duration (years)	0.2	8.0	3.3
Joint ventures and equity method investments			Adjusted risk premium	0.0%	100.0%	32.6%
Legal risk management			Positive case milestone factor:
Core legal finance (BOF-C)			Significant ruling or other objective event prior to trial court judgment	5%	40%	39%
Financial liabilities relating to third-party interests in capital provision assets			Trial court judgment or tribunal award	4%	60%	52%
			Appeal judgment	71%	80%	72%
			Exhaustion of as-of-right appeals	80%	80%	80%
			Asset freeze	20%	20%	20%
			Settlement	40%	80%	76%
			Portfolios with multiple factors	1%	100%	15%
			Other	100%	100%	100%
			Negative case milestone factor:
			Significant ruling or other objective event prior to trial court judgment	(10)%	(60)%	(23)%
			Trial court judgment or tribunal award	(10)%	(60)%	(56)%
			Appeal judgment	(80)%	(100)%	(80)%
			Portfolios with multiple factors	(8)%	(80)%	(14)%

Lower risk legal finance (Advantage Fund)	$ 130,417	Discounted cash flow	Discount rate	7.0%	7.2%	7.1%
			Duration (years)	0.5	3.5	2.4

Portfolio with equity risk	$ 132,432	Discounted cash flow	Discount rate	16.6%	16.6%	16.6%
			Duration (years)	1.5	3.5	2.5
			Conversion ratio	2.6	2.6	2.6

Due from settlement of capital provision assets	$ 100,494	Discounted cash flow	Collection risk	0%	100%	0%

Complex strategies	$ 12,657	Various

Level 3 assets and liabilities, net	$ 3,757,202

25    Burford Capital Quarterly Report March 2023

Notes to the condensed consolidated financial statements

($ in thousands, except share data)

(unaudited)

($ in thousands)	December 31, 2022
Type	Fair value	Principal value technique	Unobservable input	Minimum	Maximum	Weighted average
Single case	$ 3,061,594	Discounted cash flow	Discount rate	5.8%	7.9%	7.3%
Portfolio			Duration (years)	0.2	8.2	3.4
Joint ventures and equity method investments			Adjusted risk premium	0.0%	94.2%	38.1%
Legal risk management			Positive case milestone factor:
Core legal finance (BOF-C)			Significant ruling or other objective event prior to trial court judgment	5%	40%	20%
Financial liabilities relating to third-party interests in capital provision assets			Trial court judgment or tribunal award	4%	60%	53%
			Appeal judgment	60%	80%	67%
			Asset freeze	20%	20%	20%
			Settlement	40%	80%	76%
			Portfolios with multiple factors	1%	100%	14%
			Other	100%	100%	100%
			Negative case milestone factor:
			Significant ruling or other objective event prior to trial court judgment	(10)%	(60)%	(13)%
			Trial court judgment or tribunal award	(55)%	(60)%	(56)%
			Appeal judgment	(80)%	(80)%	(80)%
			Portfolios with multiple factors	(50)%	(50)%	(50)%

Lower risk legal finance (Advantage Fund)	$ 100,596	Discounted cash flow	Discount rate	7.3%	7.4%	7.4%
			Duration (years)	0.7	3.7	2.5

Portfolio with equity risk	$ 116,759	Discounted cash flow	Discount rate	16.5%	16.5%	16.5%
			Duration (years)	1.8	3.8	2.8
			Conversion ratio	2.6	2.6	2.6

Due from settlement of capital provision assets	$ 116,582	Discounted cash flow	Collection risk	0%	100%	0%

Complex strategies	$ 12,657	Various

Level 3 assets and liabilities, net	$ 3,408,188

Following origination, the Group engages in a review of each capital provision asset’s fair value in connection with the preparation of the condensed consolidated financial statements. Should the prices of the Level 3 due from settlement of capital provision assets, capital provision assets and financial liabilities relating to third-party interests in capital provision assets have been 10% higher or lower, while all other variables remained constant, the Group’s consolidated income and net assets would have increased or decreased, respectively, by $375.7 million and $340.8 million at March 31, 2023 and December 31, 2022, respectively.

Burford Capital Quarterly Report March 2023    26

Notes to the condensed consolidated financial statements

($ in thousands, except share data)

(unaudited)

In addition, at March 31, 2023, should interest rates have been 50 or 100 basis points higher or lower, as applicable, than the actual interest rates used in the fair value estimates, while all other variables remained constant, the Group’s consolidated income and net assets would have increased or decreased, respectively, by the following amounts.

($ in thousands)	March 31, 2023	December 31, 2022
-100 bps interest rates	133,311	128,125
-50 bps interest rates	62,833	56,557
+50 bps interest rates	(73,441)	(63,562)
+100 bps interest rates	(139,323)	(121,583)

Reasonably possible alternative assumptions

The determination of fair value for capital provision assets, due from settlement of capital provision assets and financial liabilities relating to third-party interests in capital provision assets involves significant judgments and estimates. While the potential range of outcomes for the assets is wide, the Group’s fair value estimation is its best assessment of the current fair value of each asset or liability, as applicable. Such estimate is inherently subjective, being based largely on an assessment of how individual events have changed the possible outcomes of the asset or liability, as applicable, and their relative probabilities and hence the extent to which the fair value has altered. The aggregate of the fair values selected falls within a wide range of reasonably possible estimates. In the Group’s opinion, there is no useful alternative valuation that would better quantify the market risk inherent in the portfolio and there are no inputs or variables to which the values of the assets are correlated other than interest rates which impact the discount rates applied.

11. Variable interest entities

Consolidated VIEs

Pursuant to US GAAP consolidation guidance, the Group consolidates certain VIEs for which it is considered the primary beneficiary, either directly or indirectly, through a consolidated entity or affiliate. See note 2 (Summary of significant accounting policies) to the Group’s condensed consolidated financial statements for additional information with respect to the Group’s consolidation.

Consolidated VIEs include entities relating to the Group’s private funds (i.e., BOF-C, the Strategic Value Fund and the Advantage Fund), investment vehicles for sale and resale of the participation interests (i.e., Colorado) and acquisition of interests in secured promissory notes (i.e., Forest Hills Investments LLC).

The purpose of the private funds is to provide strategy specific investment opportunities for investors in exchange for management and performance-based fees. The investment strategies of the private funds differ by product, but the fundamental risks are similar, including loss of capital and loss of management and performance-based fees.

Colorado is an exempted company established to receive a portion of the Group’s interest in the YPF-related Petersen claims and provide a vehicle for the sale and resale of the participation interests.

The Group, together with BCIM Partners III, LP and COLP, acquired interest in certain secured promissory notes through Forest Hills Investments LLC. The secured promissory notes are legal finance investments with proceeds payable out of two underlying litigation matters. This structure provides for the sharing of the economics, interest payments and settlement cash flows among the Group, BCIM Partners III, LP and COLP.

The Group provides revolving credit facilities to certain of its private funds for capital calls as required. These revolving credit facilities are entirely discretionary insofar as the Group is not obligated to provide funding under the revolving credit facilities. There were no amounts outstanding under the revolving credit facilities at March 31, 2023 and December 31, 2022, respectively.

The table below sets forth total assets and liabilities of the consolidated VIEs at March 31, 2023 and December 31, 2022.

($ in thousands)	March 31, 2023	December 31, 2022
Total assets	1,455,340	1,259,892
Total liabilities	(5,369)	(5,210)

27    Burford Capital Quarterly Report March 2023

Notes to the condensed consolidated financial statements

($ in thousands, except share data)

(unaudited)

The table below sets forth the total revenue and certain information relating to cash flows of the consolidated VIEs for the three months ended March 31, 2023 and 2022.

	Three months ended March 31,
($ in thousands)	2023	2022
Total revenues	134,430	25,207

Cash flows:
(Proceeds)	(66,743)	(14,206)
Funding	51,328	61,774

Cash balance:	11,542	24,598

Unconsolidated VIEs

The Group’s maximum exposure to loss from the unconsolidated VIEs is the sum of capital provision assets, fee receivables, accrued income and loans to the unconsolidated VIEs. The table below sets forth the Group’s maximum exposure to loss from the unconsolidated VIEs at March 31, 2023 and December 31, 2022.

($ in thousands)	March 31, 2023	December 31, 2022
On-balance sheet exposure	17,475	16,724
Off-balance sheet exposure - undrawn commitments	3,800	3,791
Maximum exposure to loss	21,275	20,515

12. Earnings per ordinary share

The table below sets forth the computation for basic and diluted net income attributable to Burford Capital Limited per ordinary share for the three months ended March 31, 2023 and 2022.

	Three months ended March 31,
($ in thousands, except share data)	2023	2022

Net income attributable to Burford Capital Limited shareholders	259,425	56,280

Net income attributable to Burford Capital Limited shareholders per ordinary share:
Basic	1.19	0.26
Diluted	1.17	0.25

Weighted average ordinary shares outstanding:
Basic	218,619,411	219,049,877
Dilutive effect of share-based awards	3,008,803	2,146,508
Diluted	221,628,214	221,196,385

There were 651,178 and 865,274 potential ordinary shares related to the Company’s share-based awards excluded from diluted weighted average ordinary shares for the three months ended March 31, 2023 and 2022, respectively, as their inclusion would have had an anti-dilutive effect.

13. Financial commitments and contingent liabilities

Commitments to financing arrangements

As a normal part of its business, the Group routinely enters into financing agreements that may require the Group to provide continuing funding over time, whereas other financing agreements provide for immediate funding of the total commitment. The terms of the former type of financing agreements vary widely—e.g., in cases of discretionary commitments, the Group is not contractually obligated to advance capital and generally would not suffer adverse financial consequences from failing to do so and, therefore, has broad discretion as to each incremental funding of a continuing capital provision asset and, in cases of definitive commitments, the Group is contractually obligated to fund incremental capital and failure to do so would typically result in adverse contractual consequences (such as a dilution in the Group’s returns or the loss of the Group’s funded capital in a case).

The Group’s commitments are capped at a fixed amount in its financing agreements. In addition, at March 31, 2023 and December 31, 2022, the Group had exposure to assets where the Group provided some form of legal risk arrangement pursuant to which the Group does not generally expect to deploy the full committed capital unless there is a failure of

Burford Capital Quarterly Report March 2023    28

Notes to the condensed consolidated financial statements

($ in thousands, except share data)

(unaudited)

the claim, such as providing an indemnity for adverse legal costs. The table below sets forth the components of undrawn commitments at March 31, 2023 and December 31, 2022 (assuming the GBP/USD exchange rate of 1.2364 and 1.2039 at March 31, 2023 and December 31, 2022, respectively).

($ in thousands)	March 31, 2023	December 31, 2022
Definitive	783,806	767,786
Discretionary	874,985	822,348
Total legal finance undrawn commitments	1,658,791	1,590,134
Legal risk (definitive)	81,379	81,193
Total capital provision-direct undrawn commitments	1,740,170	1,671,327
Capital provision-indirect undrawn commitments	50,380	49,400
Total capital provision undrawn commitments	1,790,550	1,720,727

Litigation

Given the nature of the Group’s business, the Group may from time to time receive claims against it or be subject to inbound litigation. Having considered the legal merits of any relevant claims or progressed litigation and having received relevant legal advice (including any legal advice from external advisers), the Group considers there to be no material contingent liability in respect of any such litigation requiring disclosure in the condensed consolidated financial statements.

14. Related party transactions

The Group holds investments in associates and joint ventures. See note 17 (Joint ventures and associate investments) in the 2022 Annual Report for additional information with respect to the balances held with associates and joint ventures. For the three months ended March 31, 2023 and 2022, fundings on the investments in associates and joint ventures were $1.7 million and $1.5 million, respectively.

15. Credit risk from financial instruments

The Group is exposed to credit risk in various asset structures as described in note 2 (Summary of significant accounting policies) to the Group’s consolidated financial statements in the 2022 Annual Report, most of which involve financing sums recoverable only out of successful capital provision assets with a concomitant risk of loss of deployed cost. Upon becoming contractually entitled to proceeds, depending on the structure of the particular capital provision asset, the Group could be a creditor of, and subject to direct or indirect credit risk from, a claimant, a defendant and/or other parties, or a combination thereof. Moreover, the Group may be indirectly subject to credit risk to the extent a defendant does not pay a claimant immediately notwithstanding successful adjudication of a claim in the claimant’s favor. The Group’s credit risk is uncertain given that its entitlement pursuant to its assets is generally not established until a successful resolution of claims, and its potential credit risk is mitigated by the diversity of its counterparties and indirect creditors, and due to a judgment creditor (in contrast to a conventional debtholder) having immediate and unfettered rights of action to, for example, seize assets and garnish cash flows. The Group is also exposed to credit risk in respect of the marketable securities and cash and cash equivalents. The credit risk of the cash and cash equivalents is mitigated as all cash is placed with reputable banks with a sound credit rating (A-2 or higher by S&P and P-2 or higher by Moody’s). Marketable securities principally consist of investment grade corporate bonds and asset-backed securities, as well as investments in investment funds and US treasuries.

In addition, the Group is exposed to credit risk from litigation insurance in the event there is a successful litigation outcome. The underwriting process includes an assessment of counterparty credit risk, and there is a large diversification of counterparties.

The maximum credit risk exposure represented by cash, cash equivalents, marketable securities, due from settlement of capital provision assets and capital provision assets is specified in the condensed consolidated statements of financial position.

In addition, the Group is exposed to credit risk on financial assets held at amortized cost and receivables in other assets. The maximum credit exposure for such amounts was the carrying value of $15.3 million and $17.7 million at March 31, 2023 and December 31, 2022, respectively. The Group reviews the lifetime expected credit loss based on historical collection performance, the specific provisions of any settlement agreement and a forward-looking assessment of macro-economic factors. Based on this review, the Group has not identified any material expected credit loss relating to the financial assets held at amortized cost, except as set forth in note 6 (Capital provision

29    Burford Capital Quarterly Report March 2023

Notes to the condensed consolidated financial statements

($ in thousands, except share data)

(unaudited)

assets) to the Group’s condensed consolidated financial statements. The Group recognized no impairment during the three months ended March 31, 2023 and 2022.

The Group is not exposed to concentration of credit risk from a particular region or customer.

Burford Capital Quarterly Report March 2023    30

Operating and financial review and prospects

The following discussion and analysis of our operating and financial review and prospects should be read in conjunction with our condensed consolidated financial statements and the accompanying notes thereto contained elsewhere in this Quarterly Report. Certain information contained in the following discussion and analysis includes forward-looking statements that involve known and unknown risks, uncertainties and other factors. See “Forward-looking statements”.

The following discussion and analysis also contain a discussion of certain APMs and non-GAAP financial measures that are used by management to monitor our financial position and results of operations. These APMs and non-GAAP financial measures are supplemental and should not be considered in isolation from, as substitutes for, or superior to, our condensed consolidated financial position or results of operations as reported under US GAAP. See “—Basis of presentation of financial information” and “—Reconciliations” for additional information with respect to APMs and non-GAAP financial measures and the applicable reconciliations.

Economic and market conditions

Covid-19

Court systems and other forms of adjudication have largely returned to functionality in the aftermath of the Covid-19 pandemic, as reflected in various courts scheduling trials or final merits hearings in 2023 for our matters at nearly three times the levels observed in 2022. The scheduling of a trial or final merits hearing is often a catalyst for a defendant to settle. In general, court activity has continued to work through the backlog caused by the Covid-19 pandemic and, in 2023, we have observed a high level of portfolio activity evidenced through the occurrence of case milestones in our capital provision assets. Nevertheless, some court systems continue to face backlogs, delaying adjudication. In jurisdictions with court backlogs, the impetus to file new litigation may be diminished, unless there is an approaching limitation period. Inevitably, some of our matters (and thus our cash realizations from them) in jurisdictions impacted by court backlog have been slowed by these dynamics. Delay in matters, however, is often profitable for us, as many of our assets have time-based terms which increase our returns as time passes, so we consider any delays to be deferral of income rather than its permanent diminution. We have not seen the discontinuance of any matters.

Inflation

The effect of inflation on our revenues is mitigated to a significant extent by a number of factors, including the high returns generated by capital provision-direct assets and their relatively short weighted average lives. Furthermore, inflationary increases in legal case fees and expenses can increase the size of commitments, deployments and damages sought; however, because our returns on most of our assets are at least partially based upon a multiple of those fees and expenses, our returns on successful cases should also increase in such circumstances. To the degree that inflation drives higher interest rates and to the extent that pre- and post-judgment interest rates in a particular jurisdiction are tied to market interest rates, higher inflation would result in increases in awards by the relevant courts. The effect of inflation on our expenses would predominantly be through employee costs, which represent the majority of operating expenses, although a significant portion of compensation-related expenses are performance-based. Our principal finance costs are represented by interest expenses associated with our outstanding debt securities, though these are fixed coupon and non-adjustable, irrespective of the rate of inflation.

Party solvency

Higher interest rates present the risk that parties may become insolvent, which could impact the timing and quantum of litigation realizations. A few points may be made. First, litigation outcomes stand apart from the remainder of the conventional credit universe because they do not arise as a result of a contractual relationship between the judgment debtor and creditor, unlike essentially all other forms of credit obligation. Thus, for example, for a debtholder to recover on a defaulted debt, there are many steps typically involving notice, a cure period and usually a subsequent judicial or insolvency proceeding that will generally sweep in other creditors, resulting in a meaningful risk of the debt being impaired or compromised. By contrast, a judgment creditor has immediate and unfettered rights of action to, for example, seize assets and garnish cash flows.

Second, the ultimate payor in much of our litigation is either (i) a government or a state-owned entity, (ii) an insurer or (iii) a large company in an industry less likely to be rendered insolvent by economic disruption associated with increases in interest rates. To the extent that parties in our matters do become insolvent, the impact of a party’s insolvency on pending litigation is difficult to predict and is not only case specific, but also dependent on the insolvency process in the country in issue. For example, in the United States, entry into a corporate restructuring via Chapter 11 of the US Bankruptcy Code does not eliminate litigation claims but is likely to delay them, whereas in

31    Burford Capital Quarterly Report March 2023

countries that proceed directly to liquidation, a pending claim is more likely to be settled at a lower value than might have been the case had the party remained solvent. In general, however, other than in insolvencies where there is no recovery for anyone but secured creditors, we would still expect to see a recovery, but that recovery is likely to be delayed and could well be reduced in size during the restructuring or liquidation process.

Third, as our portfolio has evolved, a much larger portion of our assets are related to large companies or law firms with low insolvency risk or in asset purchases where counterparty risk is not a factor. In a significant number of our assets, we are a secured creditor with respect to the litigation we are financing, and the litigation is a valuable contingent asset the recovery of which is in the best interest of the counterparty’s stakeholders. As a result, it is unlikely that the financial distress or insolvency of one of our counterparties would interfere with the continued progress of the litigation matter.

Uncorrelated returns

Our returns are driven by judicial activity and are uncorrelated to market conditions or economic activity. Economic stress is likely good for us, as we tend to generate business when companies face increased liquidity challenges and other forms of uncertainty.

International sanctions on Russian businesses and individuals

The international sanctions imposed on Russian businesses and individuals continue to impact the legal industry. Our legal finance assets in jurisdictions outside of Russia but which involve claims against entities that might have an ultimate Russian parent or controller (regardless of sanction status) represented in the aggregate $98.9 million (or approximately 2% of total carrying value for capital provision assets) at March 31, 2023 as compared to $127.2 million (or approximately 3% of total carrying value for capital provision assets) at December 31, 2022, with the decrease primarily reflecting a resolution in one of our legal finance assets in a satisfactory manner for us. There have been no significant changes or developments with respect to the impact of these international sanctions on our business. We are mindful of any sanctions or other issues and work regularly with specialist counsel in the sanctions area (as well as ensuring compliance with all legal requirements, such as anti-money laundering). Where we are required to enforce judgments or awards, even against sanctioned entities, such enforcement tends to be consistent with the goals of international sanctions regimes rather than running afoul of them, and the US Office of Foreign Assets Control and the UK Office of Financial Sanctions Implementation regularly grant licenses to do so. We do not anticipate any adverse material impact on our business from the sanctions regime.

Basis of presentation of financial information

We report our condensed consolidated financial statements at March 31, 2023 and December 31, 2022 and for the three months ended March 31, 2023 and 2022 contained in this Quarterly Report in accordance with US GAAP. Our condensed consolidated financial statements are presented in US dollars.

Non-GAAP financial measures relating to our business structure

US GAAP requires us to present financial statements that consolidate some of the limited partner interests in private funds we manage as well as assets held on our balance sheet where we have a partner or minority investor. See note 11 (Variable interest entities) to our condensed consolidated financial statements for additional information. We refer to this presentation as “consolidated”. We strive to provide a view of Burford as a stand-alone business (i.e., eliminating the impact of these private funds) by furnishing information on a non-GAAP basis that eliminates the effect of this consolidation. We refer to this presentation as “Burford-only”. In addition, we strive to provide supplemental information that presents the totality of our legal finance activities by furnishing information on a non-GAAP basis that reflects the contribution of both our consolidated and non-consolidated private funds. We refer to this presentation as “Group-wide”.

To that end, throughout this Quarterly Report, we refer to our business as follows:

▪	Consolidated
Refers to assets, liabilities and activities that include those third-party interests, partially owned subsidiaries and special purpose vehicles that we are required to consolidate under US GAAP. At the date of this Quarterly Report, the major entities where there is also a third-party partner in, or owner of, those entities include the Strategic Value Fund, BOF-C, the Advantage Fund, Colorado and several other entities in which we hold investments where there is also a third-party partner in, or owner of, those entities.

Burford Capital Quarterly Report March 2023    32

▪	Burford-only
Refers to assets, liabilities and activities that pertain only to Burford on a proprietary basis, excluding any third-party interests and the portions of jointly owned entities owned by others.
▪	Group-wide
Refers to the totality of assets managed by Burford, including those portions of the private funds owned by third parties and including private funds that are not consolidated within Burford’s condensed consolidated financial statements. Group-wide is therefore the sum of Burford-only and non-controlling interests in consolidated and non-consolidated private funds. Group-wide does not include third-party interests in capital provision assets, the economics of which have been sold to those third parties, that do not meet the criteria to be recognized as a sale under US GAAP. This includes the third-party interests in Colorado and other capital provision asset subparticipations.

We use Burford-only and Group-wide financial measures, which are calculated and presented using methodologies other than in accordance with US GAAP, to supplement analysis and discussion of our condensed consolidated financial statements. We believe that the presentation of Burford-only financial measures is consistent with how management measures and assesses the performance of our reporting segments, which are evaluated by management on a Burford-only basis, and that it provides valuable and useful information to investors to aid in understanding our performance in addition to our condensed consolidated financial statements prepared in accordance with US GAAP by eliminating the effect of the consolidation of some of the limited partner interests in our private funds we manage as well as assets held on our balance sheet where we have a partner or minority investor. We believe that the presentation of Group-wide financial measures, including Group-wide information on our capital provision assets and undrawn commitments, is useful to investors because they convey the scale of our existing (in the case of Group-wide capital provision assets) and potential future (in the case of Group-wide undrawn commitments) business and the performance of all legal finance assets originated by us. Although we do not receive all of the returns of our private funds, we do receive management and performance fees as part of our income. Further, we believe that Group-wide portfolio metrics, including the performance of our private funds, are important measures by which to assess our ability to attract additional capital and to grow our business, whether directly or through private funds. These non-GAAP financial measures should not be considered as a substitute for, or superior to, financial measures calculated in accordance with US GAAP. See “—Reconciliations” for the reconciliations of these non-GAAP financial measures to our condensed consolidated financial statements prepared in accordance with US GAAP.

APMs and non-GAAP financial measures relating to our operating and financial performance

APMs

This Quarterly Report presents certain unaudited alternative performance measures (“APMs”). The APMs are presented because (i) we use them to monitor our financial position and results of operations and/or (ii) we believe they are useful to investors, securities analysts and other interested parties. The APMs, as defined by us, may not be comparable to similarly titled measures as presented by other companies due to differences in the way the APMs are calculated. Even though the APMs are used to assess our financial position and results of operations, and these types of measures are commonly used by investors, they have important limitations as analytical tools, and you should not consider them in isolation from, as substitutes for, or superior to, our condensed consolidated financial position or results of operations prepared in accordance with US GAAP. Consistent with how management assesses Burford’s business, we also present certain of these APMs on a (i) consolidated basis, (ii) Burford-only basis and (iii) Group-wide basis.

The presentation of the APMs is for informational purposes only and does not purport to present what our actual financial position or results of operations would have been, nor does it project our financial position at any future date or our results of operations for any future period. The presentation of the APMs is based on information available at the date of this Quarterly Report and certain assumptions and estimates that we believe are reasonable. Several of the APMs measure certain performance of our assets to the end of the period and include concluded and partially concluded assets (as defined below).

33    Burford Capital Quarterly Report March 2023

In discussing cash returns and performance of our asset management business, we refer to several alternative performance measures as set forth below:

▪	Assets under management
Consistent with our status as an SEC-registered investment adviser, we report publicly on our asset management business on the basis of US regulatory assets under management (“AUM”). AUM, as we report it, means the fair value of the capital invested in private funds and individual capital vehicles plus the capital that we are entitled to call from investors in those private funds and vehicles pursuant to the terms of their respective capital commitments to those private funds and vehicles. Our AUM differs from our private funds’ contribution to our Group-wide portfolio, which consists of deployed cost, fair value adjustments and undrawn commitments made on the legal finance assets those private funds have funded.
▪	Concluded and partially concluded assets
A legal finance asset is “concluded” for our purposes when there is no longer any litigation risk remaining. We use the term to encompass (i) entirely concluded legal finance assets where we have received all proceeds to which we are entitled (net of any entirely concluded losses), (ii) partially concluded legal finance assets where we have received some proceeds (for example, from a settlement with one party in a multi-party case) but where the case is continuing with the possibility of receiving additional proceeds and (iii) legal finance assets where the underlying litigation has been resolved and there is a promise to pay proceeds in the future (for example, in a settlement that is to be paid over time).
▪	Deployed cost Deployed cost is the amount of funding we have provided for an asset at the applicable point in time.

For purposes of calculating returns, we must consider how to allocate the costs associated with an asset in the event of a partial conclusion. Our approach to cost allocation depends on the type of asset:

o	When single case assets have partial resolutions along the way without the entire case being resolved, most commonly because one party settles and the remaining party(ies) continue to litigate, we report the partial resolution when agreed as a partial realization and allocate a portion of the deployed cost to the partial resolution depending on the significance of the settling party to the overall claim.
o	In portfolio assets when a case (or part of a case) resolves or generates cash proceeds, we report the partial resolution when agreed as a partial realization and allocate a portion of the deployed cost to the resolution. The allocation depends on the structure of the individual portfolio arrangement and the significance of the resolution to the overall portfolio, but it is in essence a method that mimics the way an investor would allocate cost basis across a portfolio of security purchases.
▪	Commitment
A commitment is the amount of financing we agree to provide for a legal finance asset. Commitments can be definitive (requiring us to provide funding on a schedule or, more often, when certain expenses are incurred) or discretionary (allowing us to provide funding after reviewing and approving a future matter). Unless otherwise indicated, commitments include deployed cost and undrawn commitments.
▪	Internal rate of return
Internal rate of return (“IRR”) is a discount rate that makes the net present value of a series of cash flows equal to zero and is expressed as a percentage figure. We compute IRR on concluded (including partially concluded) legal finance assets by treating that entire portfolio (or, when noted, a subset thereof) as one undifferentiated pool of capital and measuring actual and, if necessary, estimated inflows and outflows from that pool, allocating costs appropriately. IRRs do not include unrealized gains or losses.
▪	Return on invested capital
Return on invested capital (“ROIC”) from a concluded asset is the absolute amount of realizations from such asset in excess of the amount of expenditure incurred in funding such asset divided by the amount of expenditure incurred, expressed as a percentage figure. ROIC is a measure of our ability to generate absolute returns on our assets. Some industry participants express returns on a multiple of invested capital (“MOIC”) instead of a ROIC basis. MOIC includes the return of capital and, therefore, is 1x higher than ROIC. In other words, 70% ROIC is the same as 1.70x MOIC.

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▪	Weighted average life
Weighted average life (“WAL”) of one of our legal finance assets represents the average length of time from deployment and/or cash outlay until we receive a cash realization (actual or, if necessary, estimated) from that asset weighted by the amount of that realization or deployment, as applicable. In other words, WAL is how long our asset is outstanding on average.

Unlike our IRR and ROIC calculations, using the aggregate cash flows from the portfolio in making our portfolio level computations will not readily work with WAL computations because our funded assets are originated in different timeframes. Instead, in calculating a portfolio WAL, we compute a weighted average of the individual asset WALs. In doing this, we weight the individual WALs by the costs deployed on the asset and also, as a separate calculation, by the amount of realizations on the individual assets.

Non-GAAP financial measures

In addition to these measures of cash returns and performance of our asset management business, we also refer to cash receipts, tangible book value attributable to Burford Capital Limited and tangible book value attributable to Burford Capital Limited per ordinary share, which are non-GAAP financial measures:

▪	Cash receipts
Cash receipts provide a measure of the cash that our capital provision and other assets generate during a given period as well as cash from certain other fees and income. In particular, cash receipts represent the cash generated from capital provision and other assets, including cash proceeds from realized or concluded assets and any related hedging assets, and cash received from asset management income, services and/or other income, before any deployments into funding existing or new assets.

Cash receipts are a non-GAAP financial measure and should not be considered in isolation from, as a substitute for, or superior to, financial measures calculated in accordance with US GAAP. The most directly comparable measure calculated in accordance with US GAAP is proceeds from capital provision assets as set forth in our condensed consolidated statements of cash flows. We believe that cash receipts are an important measure of our operating and financial performance and are useful to management and investors when assessing the performance of our Burford-only capital provision assets. See “—Reconciliations—Cash receipts reconciliations” for a reconciliation of cash receipts to proceeds from capital provision assets, the most comparable measure calculated in accordance with US GAAP.

▪	Tangible book value attributable to Burford Capital Limited and tangible book value attributable to Burford Capital Limited per ordinary share

Tangible book value attributable to Burford Capital Limited is calculated by subtracting intangible assets (such as goodwill) from total Burford Capital Limited equity. Tangible book value attributable to Burford Capital Limited per ordinary share is calculated by dividing tangible book value attributable to Burford Capital Limited by the total number of outstanding ordinary shares.

Each of tangible book value attributable to Burford Capital Limited and tangible book value attributable to Burford Capital Limited per ordinary share is a non-GAAP financial measure and should not be considered in isolation from, as a substitute for, or superior to, financial measures calculated in accordance with US GAAP. The most directly comparable measure calculated in accordance with US GAAP is total Burford Capital Limited equity as set forth in our condensed consolidated statements of financial position. We believe that tangible book value attributable to Burford Capital Limited per ordinary share is an important measure of our financial condition and is useful to management and investors when assessing capital adequacy and our ability to generate earnings on tangible equity invested by our shareholders. See “—Reconciliations—Tangible book value attributable to Burford Capital Limited per ordinary share reconciliations” for a reconciliation of tangible book value attributable to Burford Capital Limited per ordinary share to total Burford Capital Limited equity, the most comparable measure calculated in accordance with US GAAP.

35    Burford Capital Quarterly Report March 2023

Results of operations and financial position

Set forth below is a discussion of our consolidated results of operations for the three months ended March 31, 2023 and 2022 and our consolidated financial position at March 31, 2023 and December 31, 2022, in each case, on a consolidated basis, unless noted otherwise.

Statement of operations for the three months ended March 31, 2023 as compared to the three months ended March 31, 2022

The table below sets forth our consolidated statements of operations for the three months ended March 31, 2023 and 2022.

	Three months ended March 31,
($ in thousands)	2023	2022	Change
Revenues
Capital provision income	475,933	140,739	335,194
Less: Third-party interests in capital provision assets	(100,345)	(16,639)	(83,706)
Asset management income	1,997	3,114	(1,117)
Insurance income/(loss)	224	(666)	890
Services income	23	275	(252)
Marketable securities income/(loss) and bank interest	3,073	(3,721)	6,794
Total revenues	380,905	123,102	257,803

Operating expenses
Compensation and benefits
Salaries and benefits	12,492	9,461	3,031
Annual incentive compensation	4,686	3,601	1,085
Equity compensation	3,504	2,185	1,319
Legacy asset recovery incentive compensation including accruals	6,117	971	5,146
Long-term incentive compensation including accruals	13,438	4,760	8,678
General, administrative and other	7,751	8,414	(663)
Case-related expenditures ineligible for inclusion in asset cost	6,311	895	5,416
Total operating expenses	54,299	30,287	24,012

Operating income	326,606	92,815	233,791

Other expenses
Finance costs	20,553	15,841	4,712
Foreign currency transactions (gains)/losses	(2,440)	514	(2,954)
Total other expenses	18,113	16,355	1,758

Income before income taxes	308,493	76,460	232,033

Provision for income taxes	(7,112)	(3,424)	(3,688)
Net income	301,381	73,036	228,345

Net income attributable to non-controlling interests	41,956	16,756	25,200
Net income attributable to Burford Capital Limited shareholders	259,425	56,280	203,145

Overview

For the three months ended March 31, 2023, total revenues increased 209% driven by higher capital provision income attributable to continued positive momentum in the progression of the capital provision assets in our portfolio either to resolution or incremental case milestones as court activity and legal processes further normalized in the aftermath of the Covid-19 pandemic. The increase in total revenues was partially offset by higher operating expenses, higher finance costs and a higher provision for income taxes, resulting in $259.4 million of net income attributable to Burford Capital Limited shareholders for the three months ended March 31, 2023 as compared to $56.3 million for the three months ended March 31, 2022.

Capital provision income

Capital provision income increased 238% to $475.9 million for the three months ended March 31, 2023 as compared to $140.7 million for the three months ended March 31, 2022. The increase in capital provision income is attributable to continued positive momentum in the progression of the capital provision assets in our portfolio either to resolution or incremental case milestones. Fair value increases in the YPF-related assets arising from the favorable summary judgment court decision in these cases was a significant driver of the growth, though the breadth of the pick-up in

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portfolio activity was reflected in capital provision income, excluding the YPF matters, more than doubling to $184.6 million, comprising a 464% increase in realized gains and 41% growth in unrealized gains, for the three months ended March 31, 2023, as compared to an equivalent $90.9 million for the three months ended March 2022.

The table below sets forth the components of our capital provision income for the three months ended March 31, 2023 and 2022.

	Three months ended March 31,
($ in thousands)	2023	2022	Change
Realized gains relative to cost	69,442	12,303	57,139
Fair value adjustment during the period, net of previously recognized unrealized gains transferred to realized gains	402,813	128,816	273,997
Foreign exchange gains/(losses)	3,678	(521)	4,199
Other	-	141	(141)
Total capital provision income	475,933	140,739	335,194

Realized gains on capital provision assets increased to $69.4 million for the three months ended March 31, 2023, up from $12.3 million for the three months ended March 31, 2022. A significant portion of the increase in realized gains is due to the conclusion of one matter that returned $49.4 million of profit.

Fair value adjustment, net of previously recognized unrealized gains transferred to realized gains, increased to $402.8 million for the three months ended March 31, 2023, up from $128.8 million for the three months ended March 31, 2022, mainly due to the $291.3 million of fair value increases for the YPF-related assets.

Less: Third-party interests in capital provision assets

Less: Third-party interests in capital provision assets increased to $100.3 million for the three months ended March 31, 2023 as compared to $16.6 million for the three months ended March 31, 2022. The increase represents the portion of unrealized gain on the YPF-related assets attributable to the consolidated VIE participating in the transaction.

Asset management income

Asset management income decreased 36% to $2.0 million for the three months ended March 31, 2023 as compared to $3.1 million for the three months ended March 31, 2022. The decrease in asset management income was due to the $0.9 million of performance fees earned for the three months ended March 31, 2022 which did not recur as no performance fees were earned for the three months ended March 31, 2023. The timing of the recognition of performance fees is variable as they are recognized when a reliable estimate of the performance fee can be made and it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur. The maturity and the terms of the applicable distribution waterfall for each of our private funds impacts this timing. As BOF-C is a consolidated entity, asset management income from this private fund is eliminated on a consolidated basis. See “—Asset management” for a discussion of our substantial asset management income on a Burford-only basis.

Insurance income/(loss)

Insurance income/(loss) increased to $0.2 million for the three months ended March 31, 2023 as compared to a loss of $0.7 million for the three months ended March 31, 2022. The loss of $0.7 million for the three months ended March 31, 2022 was due to a payment on an adverse cost policy from Burford Worldwide Insurance Limited, which did not recur in 2023.

Services income

Services income was immaterial for the three months ended March 31, 2023 and 2022. The decrease in services income reflects the continuing migration of our asset recovery business from fee-for-service activity to focus on generating capital provision assets as we transition to a contingent risk model.

Marketable securities income/(loss) and bank interest

Marketable securities income/(loss) and bank interest increased to $3.1 million for the three months ended March 31, 2023 as compared to a loss of $3.7 million for the three months ended March 31, 2022. We place a portion of our cash with a large institutional asset manager that actively invests such cash in short-term marketable securities, generally in the form of investment-grade money market and fixed income instruments, in an effort to generate yield above that earned on cash and cash equivalents. The unrealized gain for the three months ended March 31, 2023 primarily reflects the reversal of some of the unrealized losses these securities accumulated in 2022 as the portfolio benefited from higher yields, when compared to a year ago, and a modest decrease in short-term interest rates during the quarter

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which resulted in a further improvement of the portfolio performance due to the fair value treatment of these securities.

Operating expenses

Operating expenses increased 79% to $54.3 million for the three months ended March 31, 2023 as compared to $30.3 million for the three months ended March 31, 2022. The increase in operating expenses is driven materially by increases in non-cash accruals in light of the positive performance of Burford’s share price, the increase in the carrying value of the YPF-related assets and the increase in the carrying value of a legacy asset recovery matter.

Compensation and benefits

Compensation and benefits increased 92% to $40.2 million for the three months ended March 31, 2023 as compared to $21.0 million for the three months ended March 31, 2022. Compensation and benefits encompass various types of expenses as described below.

Salaries and benefits increased to $12.5 million for the three months ended March 31, 2023, up from $9.5 million for the three months ended March 31, 2022. The increase in salaries and benefits is driven by $2.0 million of costs attributable to an accrual for the employee deferred compensation plan and the remainder is due to an increase in the number of full time employees. The $2.0 million accrual attributable to employee deferred compensation expense is associated with the rise in our Burford Capital Limited share price as employees can elect for their deferral account to be notionally invested in the Company’s ordinary shares.

Annual incentive compensation increased to $4.7 million for the three months ended March 31, 2023, up from $3.6 million for the three months ended March 31, 2022. The increase reflects a higher rate of first quarter accrual of the annual incentive compensation expense. Incentive compensation expense is only finalized in the fourth quarter of the year when full year performance results are known and the Compensation Committee meets to determine and approve bonus payments.

Equity compensation increased to $3.5 million for the three months ended March 31, 2023, up from $2.2 million for the three months ended March 31, 2022. The increase is attributable to a higher number of awards granted in the most recent plan years driven in part by increases in headcount.

Legacy asset recovery incentive compensation including accruals increased to $6.1 million for the three months ended March 31, 2023, up from $1.0 million for the three months ended March 31, 2022. The increase was due mainly to the accrual of remaining expense related to the progression of a small number of grandfathered cases under a historical profit share arrangement where there was an increase in the fair value of a legacy asset recovery matter.

Long-term incentive compensation including accruals increased to $13.4 million for the three months ended March 31, 2023, up from $4.8 million for the three months ended March 31, 2022. The increase in expense accrual was driven by the increase in the fair value of the YPF-related and other capital provision assets.

General, administrative and other

General, administrative and other expenses decreased 8% to $7.8 million for the three months ended March 31, 2023 as compared to $8.4 million for the three months ended March 31, 2022 , reflecting the type of normal immaterial quarterly variance we would anticipate.

Case-related expenditures ineligible for inclusion in asset cost

Case-related expenditures ineligible for inclusion in asset cost increased to $6.3 million for the three months ended March 31, 2023 as compared to $0.9 million for the three months ended March 31, 2022. The increase in case-related expenditures ineligible for inclusion in asset cost reflects an increase in situations where we incur legal or other related expenses that are directly attributable to a capital provision asset but that do not form part of the funded amount under a capital provision agreement, including in situations where we are the claimant in a litigation matter either due to the acquisition of assets or the assignment of a claim. While we report these costs as expenses for accounting purposes, we treat them for return and performance purposes no differently than traditional legal finance arrangements.

Finance costs

Finance costs increased 30% to $20.6 million for the three months ended March 31, 2023 as compared to $15.8 million for the three months ended March 31, 2022. The increase in finance costs reflects higher outstanding indebtedness as a result of the issuance of $360.0 million aggregate principal amount of the 2030 Notes in April 2022.

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Foreign currency transactions (gains)/losses

Foreign currency transactions represented a gain of $2.4 million for the three months ended March 31, 2023 as compared to a loss of $0.5 million for the three months ended March 31, 2022. The transition from loss to gain primarily reflects the strength of the pound sterling relative to US dollar exchange rates during the three months ended March 31, 2023 in relation to intercompany account balances between subsidiaries with different functional currencies and is wholly non-cash and unrealized.

Provision for income taxes

Provision for income taxes increased to $7.1 million for the three months ended March 31, 2023 as compared to $3.4 million for the three months ended March 31, 2022. The increase in the provision for income taxes is due to significantly higher taxable income in the United States driven by realized gains on capital provision assets.

Net income attributable to non-controlling interests

Net income attributable to non-controlling interests increased to $42.0 million for the three months ended March 31, 2023 as compared to $16.8 million for the three months ended March 31, 2022. The increase reflects non-controlling interests’ share of income on capital provision assets, the majority of which relates to increases in the fair value of assets held by BOF-C.

We consolidate certain entities that have other shareholders and/or investors, including the Strategic Value Fund, the Advantage Fund and BOF-C. With respect to the Strategic Value Fund, we earn management and performance fees as the appointed investment adviser and have an investment in the Strategic Value Fund. The Advantage Fund does not have a traditional management and performance fee structure, but instead we retain any excess returns after the first 10% of annual simple returns are remitted to the private fund investors. In relation to BOF-C, under the co-investing arrangement with the sovereign wealth fund, we (in our capacity as the appointed investment adviser) receive reimbursement of expenses from BOF-C up to a certain level before we or the sovereign wealth fund, as applicable, receive a return of capital. After the repayment of capital, we then receive a portion of the return generated from the assets held by BOF-C. We include 100% of BOF-C’s income and expenses in the applicable line items in our condensed consolidated statements of operations (for example, 100% of the income on BOF-C’s capital provision assets is included in capital provision income in our condensed consolidated statements of operations), and the net amount of those income and expense line items that relate to third-party interests is included in net income attributable to non-controlling interests. In turn, this is deducted from net income to arrive at net income attributable to Burford Capital Limited shareholders in our condensed consolidated statements of operations. Net income attributable to non-controlling interests does not include Colorado. See note 2 (Summary of significant accounting policies) to our condensed consolidated financial statements for additional information with respect to our consolidation policies.

Statement of financial position at March 31, 2023 as compared to December 31, 2022

The table below sets forth specified line items from our consolidated statements of financial position at March 31, 2023 and December 31, 2022.

($ in thousands)	March 31, 2023	December 31, 2022	Change
Cash and cash equivalents	65,994	107,658	(41,664)
Marketable securities	130,056	136,358	(6,302)
Due from settlement of capital provision assets	100,494	116,582	(16,088)
Capital provision assets	4,202,864	3,735,556	467,308

Cash and cash equivalents and marketable securities

Cash and cash equivalents decreased 39% to $66.0 million at March 31, 2023 as compared to $107.7 million at December 31, 2022, and marketable securities decreased 5% to $130.1 million at March 31, 2023 as compared to $136.4 million at December 31, 2022. The decrease in cash and cash equivalents and marketable securities reflects continued deployments in excess of proceeds from capital provision assets and typical first quarter payment of accrued incentive compensation expenses.

Due from settlement of capital provision assets

Due from settlement of capital provision assets decreased 14% to $100.5 million at March 31, 2023 as compared to $116.6 million at December 31, 2022. This decrease in due from settlement of capital provision assets reflects the collection of receivables in the normal course of business. Of the $116.6 million of due from settlement receivables at December 31, 2022, 17% was collected in cash during the three months ended March 31, 2023. The majority of the amount not yet collected from the balance at December 31, 2022 related to a single litigation matter concluded in our

39    Burford Capital Quarterly Report March 2023

counterparty’s favor but as to which there is pending collateral litigation that is not yet complete which is delaying receipt of our payment; that collateral litigation does not relate to our entitlement.

Capital provision assets

Capital provision assets increased 13% to $4.2 billion at March 31, 2023 as compared to $3.7 billion at December 31, 2022. The increase in capital provision assets reflects the significant fair value movements as described above.

Segments

We have two reportable segments, (i) capital provision segment—i.e., the provision of capital to the legal industry or in connection with legal matters, both directly and through investment in our private funds, and (ii) asset management and other services segment—i.e., the provision of services to the legal industry, including litigation insurance. Management considers income/(loss) before income taxes as the measure of segment profitability. Other corporate includes certain operating and non-operating activities that are not used internally to measure and evaluate the performance of the reportable segments.

The tables below set forth the components of our income/(loss) before income taxes by segment for the three months ended March 31, 2023 and 2022.

					Reconciliation
		Asset		Total	Adjustment for
	Capital	management and	Other	segments	third-party	Total
($ in thousands)	provision	other services	corporate	(Burford-only)	interests	consolidated
Three months ended March 31, 2023
Total revenues	316,015	19,604	3,058	338,677	42,228	380,905
Total operating expenses	42,460	6,435	5,114	54,009	290	54,299
Total other expenses	19,193	421	(1,483)	18,131	(18)	18,113
Income/(loss) before income taxes	254,362	12,748	(573)	266,537	41,956	308,493

Three months ended March 31, 2022
Total revenues/(loss)	100,587	10,543	(4,853)	106,277	16,825	123,102
Total operating expenses	20,792	5,518	3,481	29,791	496	30,287
Total other expenses	14,285	378	2,119	16,782	(427)	16,355
Income/(loss) before income taxes	65,510	4,647	(10,453)	59,704	16,756	76,460

Change
Total revenues	215,428	9,061	7,911	232,400	25,403	257,803
Total operating expenses	21,668	917	1,633	24,218	(206)	24,012
Total other expenses	4,908	43	(3,602)	1,349	409	1,758
Income/(loss) before income taxes	188,852	8,101	9,880	206,833	25,200	232,033

On a Burford-only basis, in the capital provision segment, we generated income before income taxes of $254.4 million for the three months ended March 31, 2023 as compared to $65.5 million for the three months ended March 31, 2022. This increase in income before income taxes in the capital provision segment primarily reflects significant fair value increases recognized for the YPF-related assets as well as higher realized gains for the three months ended March 31, 2023.

On a Burford-only basis, in the asset management and other services segment, we generated income before income taxes of $12.7 million for the three months ended March 31, 2023 as compared to $4.6 million for the three months ended March 31, 2022. This increase in income before income taxes in the asset management and other services segment primarily reflects higher income from BOF-C, arising from more capital provision income earned for the capital provision assets held by BOF-C, and partially offset by higher operating expenses.

On a Burford-only basis, in the other corporate segment, we incurred a loss before income taxes of $0.6 million for the three months ended March 31, 2023 as compared to a loss before income taxes of $10.5 million for the three months ended March 31, 2022. This decrease in loss before income taxes in the other corporate segment primarily reflects the income earned on marketable securities offsetting more of the expenses in 2023 as compared to loss on marketable securities in 2022.

Portfolio

Overview

We count each of our contractual relationships as an “asset”, although many such relationships are composed of multiple underlying litigation matters that are often cross collateralized rather than reliant on the performance of a

Burford Capital Quarterly Report March 2023    40

single matter. At March 31, 2023, our Burford-only portfolio consisted of 213 assets held directly and ten additional assets held indirectly through the Strategic Value Fund and the Advantage Fund. At December 31, 2022, our Burford-only portfolio consisted of 211 assets held directly and nine additional assets held indirectly through the Strategic Value Fund and the Advantage Fund.

The tables below set forth our portfolio at March 31, 2023 and December 31, 2022 on a consolidated, Burford-only and Group-wide bases.

	March 31, 2023
		Elimination of
		third-party
($ in thousands)	Consolidated	interests	Burford-only	Other funds	BOF-C	Group-wide
Capital provision-direct assets:
Deployed cost	1,970,147	(440,281)	1,529,866	417,071	388,660	2,335,597
Plus: Fair value adjustments	2,089,642	(695,165)	1,394,477	152,665	151,125	1,698,267
Carrying value	4,059,789	(1,135,446)	2,924,343	569,736	539,785	4,033,864
Plus: Undrawn commitments	1,740,170	(384,833)	1,355,337	209,551	384,633	1,949,521
Total capital provision-direct assets	5,799,959	(1,520,279)	4,279,680	779,287	924,418	5,983,385

Capital provision-indirect assets:
Carrying value	143,075	(109,485)	33,590	109,485	-	143,075
Plus: Undrawn commitments	50,380	(41,983)	8,397	41,983	-	50,380
Total capital provision-indirect assets	193,455	(151,468)	41,987	151,468	-	193,455

Post-settlement assets:
Deployed cost	-	-	-	342,177	-	342,177
Plus: Fair value adjustments	-	-	-	77,016	-	77,016
Carrying value	-	-	-	419,193	-	419,193
Plus: Undrawn commitments	-	-	-	15,467	-	15,467
Total post-settlement assets	-	-	-	434,660	-	434,660

Total portfolio	5,993,414	(1,671,747)	4,321,667	1,365,415	924,418	6,611,500

	December 31, 2022
		Elimination of
		third-party
($ in thousands)	Consolidated	interests	Burford-only		Other funds	BOF-C	Group-wide
Capital provision-direct assets:
Deployed cost	1,934,662	(448,512)	1,486,150		422,098	383,322	2,291,570
Plus: Fair value adjustments	1,687,641	(569,786)	1,117,855		133,122	133,660	1,384,637
Carrying value	3,622,303	(1,018,298)	2,604,005		555,220	516,982	3,676,207
Plus: Undrawn commitments	1,671,327	(372,279)	1,299,048		182,372	371,724	1,853,144
Total capital provision-direct assets	5,293,630	(1,390,577)	3,903,053		737,592	888,706	5,529,351

Capital provision-indirect assets:
Carrying value	113,253	(81,839)	31,414	(1)	81,840	-	113,254
Plus: Undrawn commitments	49,400	(41,167)	8,233		41,167	-	49,400
Total capital provision-indirect assets	162,653	(123,006)	39,647		123,007	-	162,654

Post-settlement assets:
Deployed cost	-	-	-		358,193	-	358,193
Plus: Fair value adjustments	-	-	-		81,067	-	81,067
Carrying value	-	-	-		439,260	-	439,260
Plus: Undrawn commitments	-	-	-		15,606	-	15,606
Total post-settlement assets	-	-	-		454,866	-	454,866

Total portfolio	5,456,283	(1,513,583)	3,942,700		1,315,465	888,706	6,146,871
1.	The $31.4 million carrying value for the Burford-only capital provision-indirect assets did not include an additional $1.0 million for the Burford-only portion of the receivable from due from settlement of capital provision assets on concluded assets in the Strategic Value Fund for a total of $32.4 million carrying value for Burford-only capital provision-indirect assets as noted in the table under “—Reconciliations—Capital provision asset reconciliations”.

41    Burford Capital Quarterly Report March 2023

The Group-wide portfolio grew by 8% during the three months ended March 31, 2023. On a Burford-only basis, the portfolio of capital provision assets increased by 10% to $4.3 billion at March 31, 2023 as compared to $3.9 billion at December 31, 2022. The growth in the period is driven largely by growth in fair value adjustments in capital provision-direct assets, coupled with growth in new deployments and commitments. In addition, the Advantage Fund has contributed to an increase in capital provision-indirect assets.

Fair value of capital provision assets

Valuation policy

We updated our valuation policy for capital provision assets in connection with the 2022 Annual Report and have applied our revised valuation approach to our condensed consolidated financial statements included in this Quarterly Report, including at and for the three months ended March 31, 2022. See note 2 (Summary of significant accounting policies) to our condensed consolidated financial statements.

Fair value of capital provision assets

The aggregate carrying value of our capital provision assets on a consolidated basis was $4.2 billion and $3.7 billion at March 31, 2023 and December 31, 2022, respectively.

On a consolidated basis, the aggregate fair value adjustments on our portfolio of capital provision assets, excluding the YPF-related assets, were $634.3 million, or 24% of the aggregate carrying value excluding the YPF-related assets, at March 31, 2023 as compared to $518.5 million, excluding the YPF-related assets, or 21% of the aggregate carrying value excluding the YPF-related assets, at December 31, 2022. The table below sets forth the deployed cost, unrealized gain and carrying value of the YPF-related assets and other assets at March 31, 2023 and December 31, 2022 on a consolidated basis.

	At March 31, 2023			At December 31, 2022
($ in thousands)	Deployed cost	Unrealized gain	Carrying value	Deployed cost	Unrealized gain	Carrying value
YPF-related assets	62,071	1,462,284	1,524,355	61,610	1,170,939	1,232,549
Other assets	2,044,236	634,273	2,678,509	1,984,539	518,468	2,503,007
Total capital provision assets	2,106,307	2,096,557	4,202,864	2,046,149	1,689,407	3,735,556

On a Burford-only basis, the aggregate fair value adjustments on our portfolio of capital provision assets, excluding the YPF-related assets, were $435.2 million, or 22% of the aggregate carrying value excluding the YPF-related assets, at March 31, 2023 as compared to $348.6 million, excluding the YPF-related assets, or 19% of the aggregate carrying value excluding the YPF-related assets, at December 31, 2022. The table below sets forth the deployed cost, unrealized gain and carrying value of the YPF-related assets and other assets at March 31, 2023 and December 31, 2022 on a Burford-only basis.

	At March 31, 2023			At December 31, 2022
($ in thousands)	Deployed cost	Unrealized gain	Carrying value	Deployed cost	Unrealized gain	Carrying value
YPF-related assets	55,243	959,987	1,015,230	54,625	768,410	823,035
Other assets	1,507,469	435,234	1,942,703	1,464,822	348,583	1,813,405
Total capital provision assets	1,562,712	1,395,221	2,957,933	1,519,447	1,116,993	2,636,440

Fair value of YPF-related assets

The determination of the fair value of the YPF-related assets—our financing of the Petersen and Eton Park claims—is based on the same methodology which we use to value all of our other capital provision assets. In June 2019, we sold a portion of the Petersen claim, constituting $100.0 million of a $148.0 million placement, to a number of institutional investors. Other third-party holders sold the remaining portion. Given the size of this sale and the participation of a meaningful number of third-party institutional investors, we concluded that this market evidence should be factored into our valuation process of the YPF-related assets. As a result, we have utilized the implicit valuation of the Petersen claim to calibrate our model to determine the fair value of the YPF-related assets in subsequent periods through March 31, 2023. Episodic subsequent trading of portions of the Petersen claim have not been factored into our valuation process of the YPF-related assets.

On March 31, 2023, the United States District Court for the Southern District of New York (the “Court”) issued its opinion and order in connection with the summary judgment motions filed by the parties (the “Ruling”) in the Petersen and Eton Park cases against the Republic of Argentina and YPF.

In summary, the Court decided that (i) Argentina was liable to Petersen and Eton Park for failing to make a tender offer for their YPF shares in 2012; (ii) YPF was not liable for failing to enforce its bylaws against Argentina; (iii) the

Burford Capital Quarterly Report March 2023    42

various arguments Argentina had made to try to reduce its damages liability from the straightforward application of the formula in the bylaws were unavailing; and (iv) a hearing is needed to resolve two factual issues to enable the computation of damages.

The Ruling was a complete win against Argentina with respect to liability, with the quantum of damages yet to be determined, and a loss against YPF. The impact of the Ruling on the fair value of the YPF-related assets at March 31, 2023 is an increase of $291.3 million on a consolidated basis. On a consolidated basis, the carrying value of the YPF-related assets (both Petersen and Eton Park combined) was $1.5 billion at March 31, 2023 and $1.2 billion at December 31, 2022.

On a Burford-only basis, the carrying value of the YPF-related assets (both Petersen and Eton Park combined) increased to $1.0 billion at March 31, 2023 as compared to $823.0 million at December 31, 2022, due primarily to fair value adjustments in the YPF-related assets. Our cost basis increased by $0.6 million and our unrealized gain increased by $191.6 million to $55.2 million and $960.0 million, respectively.

Gains from capital provision-direct portfolio

The table below sets forth the components of our total capital provision-direct income for the three months ended March 31, 2023 and 2022 on a consolidated basis.

	Three months ended March 31,
($ in thousands)	2023	2022
Realized gains relative to cost	68,070	10,588
Fair value adjustment during the period, net of previous unrealized gains transferred to realized gains	395,783	128,690
Foreign exchange gains/(losses)	3,678	(521)
Total capital provision-direct income	467,531	138,757

The table below sets forth the components of our total capital provision-direct income for the three months ended March 31, 2023 and 2022 on a Burford-only basis.

	Three months ended March 31,
($ in thousands)	2023	2022
Realized gains relative to cost	35,613	10,012
Fair value adjustment during the period, net of previous unrealized gains transferred to realized gains	275,141	90,214
Foreign exchange gains/(losses)	3,746	(607)
Total capital provision-direct income	314,500	99,619

Realized gains

On a consolidated basis, realized gains on the capital provision-direct portfolio increased to $68.1 million for the three months ended March 31, 2023 as compared to $10.6 million for the three months ended March 31, 2022, primarily due to a $49.4 million in realized gains contribution from the conclusion of one matter in 2023. We recorded $4.1 million in gross realized losses on assets concluded during the three months ended March 31, 2023 as compared to $0.3 million in gross realized losses on assets concluded during the three months ended March 31, 2022. As a percentage of average capital provision-direct assets at cost on a consolidated basis during the period, this represented an annualized 0.8% for the three months ended March 31, 2023 as compared to 0.8% for the year ended December 31, 2022.

On a Burford-only basis, realized gains on the capital provision-direct portfolio increased to $35.6 million for the three months ended March 31, 2023 as compared to $10.0 million for the three months ended March 31, 2022, primarily due to a $26.5 million in realized gains contribution from the conclusion of one matter in 2023. We recorded $3.4 million in gross realized losses on assets concluded during the three months ended March 31, 2023 as compared to $0.3 million in gross realized losses on assets concluded during the three months ended March 31, 2022. As a percentage of average capital provision-direct assets at cost on a Burford-only basis during the period, this represented an annualized 0.9% for the three months ended March 31, 2023 as compared to 1.0% for the year ended December 31, 2022.

Unrealized gains

On a consolidated basis, fair value adjustments, net of previously recognized unrealized gains transferred to realized gains, on the capital provision-direct portfolio increased to $395.8 million for the three months ended March 31, 2023 as compared to $128.7 million for the three months ended March 31, 2022. This increase in fair value adjustments is primarily driven by the fair value increases of $291.3 million on the YPF-related assets owing to the summary judgment decision reached in these matters, continued positive momentum in the progression of capital provision assets in our

43    Burford Capital Quarterly Report March 2023

portfolio due to resolution or incremental case milestones reached, and a decrease in the weighted average discount rate at the start of the quarter to the end of the quarter.

On a Burford-only basis, fair value adjustments, net of previously recognized unrealized gains transferred to realized gains, on the capital provision-direct portfolio increased to $275.1 million for the three months ended March 31, 2023 as compared to $90.2 million for the three months ended March 31, 2022. This increase in fair value adjustments is primarily driven by the fair value increases of $191.6 million on the YPF-related assets owing to the summary judgment decision reached in these matters, continued positive momentum in the progression of capital provision assets in our portfolio due to resolution or incremental case milestones reached, and a decrease in the weighted average discount rate at the start of the quarter to the end of the quarter.

Undrawn commitments

Our portfolio includes amounts deployed and fair value adjustments, as well as commitments that have not been funded and, therefore, are expected to become deployments at some future date. As our funding commitments may not be deployed for a variety of reasons, they are considered undrawn. See note 13 (Financial commitments and contingent liabilities) to our condensed consolidated financial statements for additional information with respect to undrawn commitments.

At March 31, 2023 and December 31, 2022, our consolidated undrawn commitments were $1.8 billion and $1.7 billion, respectively.

The tables below set forth the components of our total undrawn commitments at March 31, 2023 and December 31, 2022 on a Burford-only and Group-wide bases.

	March 31, 2023
($ in thousands)	Burford-only		Other funds		BOF-C		Group-wide
Capital provision assets	1,363,734	68%	251,534	13%	384,633	19%	1,999,901
Post-settlement assets	-	0%	15,467	100%	-	0%	15,467
Total undrawn commitments	1,363,734	68%	267,001	13%	384,633	19%	2,015,368

	December 31, 2022
($ in thousands)	Burford-only		Other funds		BOF-C		Group-wide
Capital provision assets	1,307,281	68%	223,539	12%	371,724	20%	1,902,544
Post-settlement assets	-	0%	15,606	100%	-	0%	15,606
Total undrawn commitments	1,307,281	69%	239,145	12%	371,724	19%	1,918,150

Our undrawn commitments are primarily attributable to the capital provision-direct portfolio. Other undrawn commitments are the responsibility of our private funds and other capital pools, which plan separately and have other sources of liquidity to be able to meet those undrawn commitments, typically by calling capital from their investors. We currently have legal risk management undrawn commitments of $75.4 million, none of which we expect to fund and none of which can be drawn on any sort of accelerated basis as these commitments are to cover an indemnity or insurance for adverse costs, such that a deployment would only occur if there were losses in these investment matters.

The table below sets forth the components of our total capital provision undrawn commitments at March 31, 2023 and December 31, 2022 on a Burford-only basis.

($ in thousands)	March 31, 2023	% of total	December 31, 2022	% of total
Definitive undrawn commitments	591,615	46%	583,507	48%
Discretionary undrawn commitments	688,303	54%	640,201	52%
Total legal finance undrawn commitments	1,279,918	100%	1,223,708	100%
Legal risk undrawn commitments	75,419		75,340
Total capital provision-direct undrawn commitments	1,355,337		1,299,048
Capital provision-indirect undrawn commitments (definitive)	8,397		8,233
Total capital provision undrawn commitments	1,363,734		1,307,281

See “—Reconciliations—Reconciliations of capital provision undrawn commitments” for the reconciliations of the consolidated capital provision undrawn commitments to Burford-only capital provision undrawn commitments at March 31, 2023 and December 31, 2022.

Our undrawn commitments can be divided into two categories: discretionary and definitive.

Burford Capital Quarterly Report March 2023    44

▪	Discretionary commitments are those where we retain a considerable degree of discretion over whether to advance capital and generally would not suffer an adverse financial consequence from failing to do so. Deployments on discretionary commitments are entirely within our control as we can decline to make the commitment if we do not want to deploy capital at that time.
▪	Definitive commitments are those commitments where we are contractually obligated to fund incremental capital and failure to do so would typically result in adverse contractual consequences (such as a dilution in our returns or the loss of our funded capital in a case).

We believe we have significant visibility into, and control over, our deployments, as a significant portion of our commitments is discretionary. We also believe that we have good visibility into the timing of when definitive commitments will be drawn, partly because many of our agreements structure future draws on an explicit timetable or with reference to case events and partly because we have insight into the timing of individual legal actions.

Portfolio tenor

The timing of realizations is difficult to forecast and is rarely a matter that we control. The reality of litigation is that a majority of cases settle and pay proceeds in a relatively short period of time, and a minority of cases go on to adjudication, which takes longer. Adjudication timing is subject to a myriad of factors, including delaying tactics by litigation opponents and court dockets and schedules, and the Covid-19 pandemic has added to this uncertainty. However, we are now seeing the impacts from the Covid-19 pandemic begin to subside. We believe that the impact of the Covid-19 pandemic delaying trial dates also has caused a delay in settlement timing, as an impending trial often can be a catalyst for a settlement. We do not believe there is a correlation between asset life and asset quality and generally structure our asset pricing to compensate us if assets take longer to resolve.

We provide extensive data about the WAL of our concluded portfolio, although this data may not be predictive of the ultimate WAL of our existing portfolio. The WAL of our concluded portfolio may lengthen over time if the longer-tenor assets in our existing portfolio account for a greater share of future concluded cases. Conversely, if our larger, more recently originated cases conclude relatively quickly, the WAL of our concluded portfolio could decrease.

In calculating the WAL of our portfolio, we compute a weighted average of the WALs of individual assets. On that basis, we assess the weighted average lives (beginning at the point of average deployment) of the concluded capital provision-direct portfolio, weighted both by deployed cost and realizations. Weighting by deployed cost provides a view on how long on average a dollar of capital is deployed, while weighting by realizations provides a view on how long on average it takes to recover a dollar of return.

The WALs of the concluded assets in our Burford-only capital provision-direct portfolio remained unchanged at March 31, 2023 as compared to WALs of the concluded assets at December 31, 2022. The table below sets forth the WALs, weighted by deployments and realizations, of the concluded assets in our capital provision-direct portfolio at March 31, 2023 and December 31, 2022 on a Burford-only basis.

(in years)	March 31, 2023	December 31, 2022
WAL deployments	2.1	2.1
WAL realizations	2.4	2.4

Returns on concluded portfolio

The table below sets forth our ROIC, IRR and cumulative realizations on concluded assets in our capital provision-direct portfolio at March 31, 2023 and December 31, 2022 since inception on a Burford-only basis.

($ in thousands)	March 31, 2023	December 31, 2022
ROIC	89%	88%
IRR	29%	29%
Cumulative realizations	2,272,830	2,211,084

Burford-only cumulative ROIC stayed fairly consistent, with an increase to 89% at March 31, 2023 from 88% at December 31, 2022.

We do not believe it makes sense to exclude our highest-returning assets from our return metrics in a business where we are originating new assets with the potential to generate outsized returns. Nonetheless, we have in the past provided our return metrics excluding our Petersen realizations and, at March 31, 2023, excluding proceeds from our sales of Petersen participations, our capital provision-direct ROIC would have been 70% and our capital provision-direct IRR would have been 24% as compared to ROIC of 69% and IRR of 24% at December 31, 2022, in each case, on a cumulative basis since inception.

45    Burford Capital Quarterly Report March 2023

We do not consider cases to be concluded (and therefore part of these return metrics on concluded portfolio) until there is no longer any litigation risk remaining. Return metrics on our concluded portfolio do not include fair value adjustments, either positive or negative. As a result, these return figures do not include the impact, positive or negative, of developments on matters while they remain pending.

New commitments

The tables below set forth the components of our new commitments for the three months ended March 31, 2023 and 2022 on a Burford-only and Group-wide bases.

	Three months ended March 31, 2023
($ in thousands)	Burford-only		Other funds		BOF-C		Group-wide
Capital provision-direct	100,764	80%	298	0%	25,036	20%	126,098
Capital provision-indirect	5,833	17%	29,167	83%	-	0%	35,000
Post-settlement	-	0%	3,500	100%	-	0%	3,500
Total new commitments	106,597	65%	32,965	20%	25,036	15%	164,598

	Three months ended March 31, 2022
($ in thousands)	Burford-only		Other funds		BOF-C		Group-wide
Capital provision-direct	43,858	68%	666	1%	20,450	31%	64,974
Capital provision-indirect	-	0%	-	0%	-	0%	-
Post-settlement	-	0%	16,671	100%	-	0%	16,671
Total new commitments	43,858	54%	17,337	21%	20,450	25%	81,645

Group-wide new commitments were $164.6 million, including $126.1 million within capital provision-direct for the three months ended March 31, 2023, as compared to Group-wide new commitments of $81.6 million, including $65.0 million within capital provision-direct for the three months ended March 31, 2022. Group-wide capital provision-direct new commitments nearly doubled in 2023, as we closed a few law firm portfolio deals totaling $80.0 million of new commitments.

Burford-only new commitments were $106.6 million, including $100.8 million within capital provision-direct, for the three months ended March 31, 2023, as compared to Burford-only new commitments of $43.9 million, all within capital provision-direct, for the three months ended March 31, 2022. During the three months ended March 31, 2023, the balance sheet’s share of Group-wide capital provision-direct new commitments increased to 80% from 68% in the three months ended March 31, 2022, reflecting in part its higher participation share of new capital provision-direct assets. This increase in the participation of new commitments reflects the revised sovereign wealth fund arrangement where our balance sheet’s share of new eligible capital provision-direct assets is 75% and the sovereign wealth fund’s share, through BOF-C, is 25%. During the three months ended March 31, 2022, prior to the revised sovereign wealth fund arranagement, our balance sheet’s share of new eligible capital provision-direct assets was 50% and the sovereign wealth fund’s share, through BOF-C, was 50%.

Under the sovereign wealth fund arrangement, some new capital provision-direct assets may be ineligible for inclusion in BOF-C. Where that occurs we may choose to make a balance sheet commitment amounting to 100% of the new capital provision-direct asset funding arrangement. During the three months ended March 31, 2023, $27.2 million of new commitments were entered into on that basis.

Deployments

The tables below set forth the components of our deployments for the three months ended March 31, 2023 and 2022 on a consolidated, Burford-only and Group-wide bases.

	Three months ended March 31, 2023
		Eliminations and
($ in thousands)	Consolidated	adjustments	Burford-only		Other funds		BOF-C		Group-wide
Capital provision-direct	84,685	(17,692)	66,993	73%	6,913	8%	17,452	19%	91,358
Capital provision-indirect	34,000	(28,333)	5,667	17%	28,333	83%	-	0%	34,000
Post-settlement	-	-	-	0%	3,867	100%	-	0%	3,867
Total new deployments	118,685	(46,025)	72,660	56%	39,113	30%	17,452	14%	129,225

	Three months ended March 31, 2022
		Eliminations and
($ in thousands)	Consolidated	adjustments	Burford-only		Other funds		BOF-C		Group-wide
Capital provision-direct	91,121	(39,163)	51,958	54%	5,741	6%	39,013	40%	96,712

Burford Capital Quarterly Report March 2023    46

Capital provision-indirect	14,747	(13,258)	1,489	10%	13,258	90%	-	0%	14,747
Post-settlement		-	-	0%	17,036	100%	-	0%	17,036
Total new deployments	105,868	(52,421)	53,447	42%	36,035	28%	39,013	30%	128,495

On a consolidated basis, total deployments were $118.7 million for the three months ended March 31, 2023, up 12% from $105.9 million for the three months ended March 31, 2022. Deployments for capital provision-direct assets remained fairly consistent and deployments for the capital provision-indirect assets more than doubled in 2023 as the Advantage Fund was newly incepted during 2022.

On a Group-wide basis, total deployments were $129.2 million, including $91.4 million within capital provision-direct, for the three months ended March 31, 2023 as compared to $128.5 million, including $96.7 million within capital provision-direct, for the three months ended March 31, 2022. Overall, deployment levels remained consistent year over year.

On a Burford-only basis, total deployments were $72.7 million, including $67.0 million within capital provision-direct, for the three months ended March 31, 2023 as compared to $53.4 million, including $52.0 million within capital provision-direct, for the three months ended March 31, 2022. During the three months ended March 31, 2023, the balance sheet’s share of Group-wide capital provision-direct deployments increased to 73% from 54% in the three months ended March 31, 2022, reflecting in part its higher participation share of new capital provision-direct assets.

See “—Reconciliations—Deployments reconciliations” for the reconciliations of our consolidated deployments to Burford-only deployments for the three months ended March 31, 2023 and 2022.

Realizations

We consider a legal finance asset to be concluded where there is no longer any litigation risk remaining, generally because of an agreed settlement or a final judgment. Upon conclusion, we record the legal finance asset, including both capital and return, as having been realized. At that point, we recognize the amount due to us for our capital and return as either cash or a due from settlement of capital provision assets receivable. Cash proceeds can be calculated by netting realizations with the change in due from settlement of capital provision assets receivables.

The tables below set forth the components of our realizations for the three months ended March 31, 2023 and 2022 on a consolidated, Burford-only and Group-wide bases.

	Three months ended March 31, 2023
		Eliminations and
($ in thousands)	Consolidated	adjustments	Burford-only		Other funds		BOF-C		Group-wide
Capital provision-direct	115,732	(53,986)	61,746	42%	50,390	34%	35,423	24%	147,559
Capital provision-indirect	12,580	(10,484)	2,096	17%	10,484	83%	-	0%	12,580
Post-settlement	-	-	-	0%	18,680	100%	-	0%	18,680
Total realizations	128,312	(64,470)	63,842	36%	79,554	44%	35,423	20%	178,819

	Three months ended March 31, 2022
		Eliminations and
($ in thousands)	Consolidated	adjustments	Burford-only		Other funds		BOF-C		Group-wide
Capital provision-direct	21,211	(859)	20,352	60%	10,338	30%	3,250	10%	33,940
Capital provision-indirect	5,352	(4,575)	777	15%	4,575	85%	-	0%	5,352
Post-settlement	-	-	-	0%	29,463	100%	-	0%	29,463
Total realizations	26,563	(5,434)	21,129	30%	44,376	65%	3,250	5%	68,755

47    Burford Capital Quarterly Report March 2023

Realizations rebounded significantly during the three months ended March 31, 2023 as compared to the three months ended March 31, 2022, primarily driven by a positive conclusion of a large settlement during the period.

On a consolidated basis, capital provision-direct realizations increased 446% to $115.7 million for the three months ended March 31, 2023, up from $21.2 million for the three months ended March 31, 2022, due to realizations of $73.6 million from a large settlement.

On a Group-wide basis, realizations for the three months ended March 31, 2023 were $178.8 million as compared to $68.8 million for the three months ended March 31, 2022. Capital provision-direct realizations were $147.6 million for the three months ended March 31, 2023 as compared to $33.9 million for the three months ended March 31, 2022. The increase of 335% in capital provision-direct realizations included the positive development in a large settlement that resulted in $90.2 million of realizations Group-wide during the three months ended March 31, 2023.

On a Burford-only basis, capital provision-direct realizations were $61.7 million for the three months ended March 31, 2023 as compared to $20.4 million for the three months ended March 31, 2022. The large settlement contributed $39.6 million of realizations on a Burford-only basis for the three months ended March 31, 2023.

Since inception, we have generated $2.3 billion in realizations from concluded or partially concluded assets from Burford-only capital provision-direct assets, which had a deployed cost of $1.2 billion, earning $1.1 billion in realized gains. At March 31, 2023 and December 31, 2022, on a Burford-only basis, we had $1.6 billion and $1.5 billion, respectively, in capital deployed in ongoing assets (calculated at original exchange rates).

We expect to see significant realizations over time. However, period-to-period volatility is characteristic of our business, and the timing of realizations is uncertain. We can neither predict nor control the timing of the realizations on our legal finance assets.

See “—Reconciliations—Realizations reconciliations” for the reconciliations of our consolidated realizations to Group-wide and Burford-only realizations for the three months ended March 31, 2023 and 2022.

Capital provision-direct portfolio

The table below set forth the deployments and realizations of our capital provision-direct portfolio for the three months ended March 31, 2023 on a Burford-only basis, detailed by the investment vintages.

	Three months ended March 31, 2023
($ in thousands)	Deployed costs	Realized proceeds
2009 Vintage	—	—
2010 Vintage	—	—
2011 Vintage	—	—
2012 Vintage	—	—
2013 Vintage	—	59
2014 Vintage	785	113
2015 Vintage	1,809	42
2016 Vintage	149	257
2017 Vintage	1,262	9,164
2018 Vintage	2,338	1,869
2019 Vintage	7,783	45,867
2020 Vintage	4,707	3,002
2021 Vintage	6,300	1,258
2022 Vintage	27,190	115
2023 Vintage	14,670	—
Total for the period	66,993	61,746

Asset management

At March 31, 2023, we operated nine private funds and three “sidecar” funds as an investment adviser registered with, and regulated by, the SEC. At March 31, 2023 and December 31, 2022, our total AUM was $3.4 billion.

Burford Capital Quarterly Report March 2023    48

The table below sets forth key statistics for each of our private funds at March 31, 2023.

		March 31, 2023
		($ in millions)			($ in billions)
		Investor	Asset	Asset		Fee structure(1)
		commitments	commitments	deployments		(management/		Investment
	Strategy	closed	to date	to date	AUM	performance)	Waterfall	period (end)
BCIM Partners II LP (Partners II)(2)	Core legal finance	260	253	184	0.2	Class A: 2%/20%; Class B: 0%/50%	European	12/15/2015
BCIM Partners III LP (Partners III)	Core legal finance	412	447	320	0.5	2%/20%	European	1/1/2020(3)
Burford Opportunity Fund LP & Burford Opportunity Fund B LP (BOF)	Core legal finance	300	387	270	0.4	2%/20%	European	12/31/2021(4)
BCIM Credit Opportunities LP (COLP)	Post-settlement	488	699	695	0.4	1% on undrawn/ 2% on funded and 20% incentive	European	9/30/2019(3)
Burford Alternative Income Fund LP (BAIF)(2)	Post-settlement	327	672	660	0.3	1.5%/10%	European	4/4/2022
Burford Alternative Income Fund II LP (BAIF II)	Post-settlement	350	158	153	0.4	1.5%/12.5%	European	9/11/2025
BCIM Strategic Value Master Fund LP (Strategic Value)(5)	Complex strategies	500	1,199	1,199	-	2%/20%	American	Evergreen
Burford Advantage Master Fund LP	Lower risk legal finance	360	206	155	0.3	Profit split(7)	American	12/24/2024
Burford Opportunity Fund C LP (BOF-C)(2)	Core legal finance	766	958	568	0.9	Expense reimbursement + profit share	Hybrid	12/31/2023(6)
Totals		3,763	4,979	4,204	3.4
2.	Management fees are paid to BCIM for investment management and advisory services provided to our private funds. The management fee rates set forth in the table above are annualized and applied to an asset or commitment base that typically varies between a private fund’s investment period and any subsequent periods in the fund term. At March 31, 2023, we no longer earned any management fees from BCIM Partners II, LP, BCIM Partners III, LP and COLP. Performance fees represent carried interest applied to distributions to a private fund’s limited partners after the return of capital contributions and preferred returns.
3.	Includes amounts related to “sidecar” funds.
4.	Ceased commitments to new legal finance assets in the fourth quarter of 2018 due to capacity.
5.	Ceased commitments to new legal finance assets in the fourth quarter of 2020 due to capacity.
6.	Includes amounts related to BCIM SV SMA I, LLC which invests alongside the Strategic Value Fund.
7.	In May 2022, BOF-C’s investment period was extended by one year through December 31, 2023.
8.	The Advantage Fund does not have a traditional management and performance fee structure, but instead provides the first 10% of annual simple returns to the fund investors while we retain any excess return. However, if the Advantage Fund produces returns in excess of 18% (which are supranormal for this level of risk), a level of sharing with the fund investors would take effect, but we do not expect that to occur.

Our asset management income consists of (i) management fee income – i.e., the fee earned by us from administering the private funds we manage for third-party investors, and (ii) performance fee income – i.e., the share of profits generated from our private funds that we manage on behalf of third-party limited partners, which is paid as a performance fee when the private funds meet certain performance conditions.

The table below sets forth the components of our asset management income for the three months ended March 31, 2023 and 2022 on a consolidated basis.

	Three months ended March 31,
($ in thousands)	2023	2022
Management fee income	1,997	2,189

49    Burford Capital Quarterly Report March 2023

Performance fee income	-	925
Total asset management income	1,997	3,114

See “—Results of operations and financial position—Statement of operations for the three months ended March 31, 2023 as compared to the three months ended March 31, 2022—Asset management income” for the explanation of the period-over-period changes in our asset management income.

The table below sets forth the components of our asset management income for the three months ended March 31, 2023 and 2022 on a Burford-only basis. Because BOF-C is a consolidated entity, income from BOF-C is eliminated on a consolidated basis but shown on a Burford-only basis.

	Three months ended March 31,
($ in thousands)	2023	2022
Management fee income	2,042	2,350
Performance fee income	-	925
Income from BOF-C	17,315	7,659
Total asset management income	19,357	10,934

On a Burford-only basis, asset management income increased by 77% to $19.4 million for the three months ended March 31, 2023 as compared to $10.9 million for the three months ended March 31, 2022. This increase in asset management income primarily reflects higher income from BOF-C, as assets related to BOF-C continued to season during the three months ended March 31, 2023. For the three months ended March 31, 2022, we earned performance fees from BAIF of $0.9 million, which did not recur as no performance fees were earned for the three months ended March 31, 2023. The timing of the recognition of performance fees is variable as they are recognized when a reliable estimate of the performance fee can be made and it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur. The maturity and the terms of the applicable distribution waterfall for each of our private funds impacts this timing.

See “—Reconciliations—Reconciliations of condensed consolidated financial statements to Burford-only financial statements—Reconciliations of asset management income” for the reconciliations of our consolidated asset management income to Burford-only asset management income for the three months ended March 31, 2023 and 2022.

Liquidity and capital resources

Overview

The table below sets forth our cash and cash equivalents and marketable securities at March 31, 2023 and December 31, 2022 on a consolidated basis.

($ in thousands)	March 31, 2023	December 31, 2022
Cash and cash equivalents	65,994	107,658
Marketable securities	130,056	136,358
Total	196,050	244,016

On a consolidated basis, the decrease in cash and cash equivalents and marketable securities reflects increased funding in excess of proceeds on capital provision assets and typical first quarter payment of accrued incentive compensation expenses.

The table below sets forth our cash and cash equivalents and marketable securities at March 31, 2023 and December 31, 2022 on a Burford-only basis.

($ in thousands)	March 31, 2023	December 31, 2022
Cash and cash equivalents	53,374	73,679
Marketable securities	130,056	136,358
Total	183,430	210,037

On a Burford-only basis, the decrease in cash and cash equivalents and marketable securities reflects increased funding in excess of proceeds on capital provision assets and typical first quarter payment of accrued incentive compensation expenses.

Our marketable securities consist of short-duration and generally investment-grade fixed income assets, the bulk of which are held in separately managed accounts, managed by a third-party asset manager that specializes in short-duration and money market investments and actively trades those positions.

Burford Capital Quarterly Report March 2023    50

We believe our available cash and cash from operations, which includes proceeds from our capital provision assets, will be adequate to fund our operations and future growth, satisfy our working capital requirements, meet obligations under our debt securities, pay dividends and meet other liquidity requirements for the foreseeable future.

Our material contractual obligations consist of financial liabilities relating to (i) definitive commitments to financing arrangements (ii) debt securities and related interest payments, (iii) operating leases and (iv) third-party interests in capital provision assets. See note 13 (Financial commitments and contingent liabilities) to our condensed consolidated financial statements for additional information with respect to our contractual obligations at March 31, 2023. See “—Portfolio—Undrawn commitments” for information with respect to our undrawn commitments.

Debt

At March 31, 2023, we had five series of debt securities outstanding, of which three series were listed on the Order Book for Retail Bonds of the London Stock Exchange and two series were issued through private placement transactions under Rule 144A and Regulation S under the Securities Act. See note 9 (Debt) to our condensed consolidated financial statements for additional information with respect to our outstanding debt securities.

We manage our business with relatively low levels of leverage and have well-laddered debt maturities with an overall weighted average maturity in excess of the expected weighted average life of our legal finance assets. At March 31, 2023, the weighted average maturity of our outstanding debt securities of 4.7 years continued to be longer than the weighted average life of our concluded capital provision-direct assets, weighted by realizations, of 2.4 years. Our debt maturity profile is intended to mitigate any significant single-year refinancing risk.

Going forward, we expect to continue to be an opportunistic issuer of debt securities and may issue new debt securities from time to time to fund our growth or refinance future debt maturities, among other things. In addition, depending on our liquidity position, we may purchase or redeem from time to time a portion of our outstanding debt securities.

Our debt securities that are listed on the Order Book for Retail Bonds of the London Stock Exchange at the date of this Quarterly Report contain one significant financial covenant, which is a leverage ratio requirement that we maintain a level of consolidated net debt (defined as debt less cash and cash equivalents and marketable securities) that is less than 50% of our consolidated tangible assets (defined as total assets less intangible assets). At March 31, 2023 and December 31, 2022, our consolidated net debt to consolidated tangible assets ratio was 24% and 25%, respectively. In addition, the indentures governing the 2028 Notes and the 2030 Notes issued through private placement transactions under Rule 144A and Regulation S under the Securities Act contain certain restrictive covenants that, among other things, require us to have a Consolidated Indebtedness to Net Tangible Equity Ratio (as defined in the indentures governing the 2028 Notes or the 2030 Notes, as applicable) of less than 1.50 to 1.00, 1.75 to 1.00 or 2.00 to 1.00, as applicable, to undertake specific actions, such as making restricted payments or permitted investments or incurring additional indebtedness. At March 31, 2023 and December 31, 2022, our Consolidated Indebtedness to Net Tangible Equity Ratio was 0.70 to 1.00 and 0.79 to 1.00, respectively. See “—Reconciliations—Debt leverage ratio calculations” for the calculations of our debt leverage ratios. At March 31, 2023, we were in compliance with all of the covenants under the trust deeds and the indentures, as applicable.

We are required to provide certain information pursuant to the indentures governing the 2028 Notes and the 2030 Notes. The tables below set forth the total assets and third-party indebtedness at March 31, 2023 and December 31, 2022 and total revenues for the three months ended March 31, 2023 and 2022, in each case, of (i) us and our Restricted Subsidiaries (as defined in the indentures governing the 2028 Notes and the 2030 Notes, as applicable) and (ii) our Unrestricted Subsidiaries (as defined in the indentures governing the 2028 Notes and the 2030 Notes, as applicable).

($ in thousands)	March 31, 2023	December 31, 2022
Burford and its Restricted Subsidiaries
Total assets	4,019,806	3,643,013
Third-party indebtedness	1,280,010	1,271,073

Unrestricted Subsidiaries
Total assets	661,508	645,346
Third-party indebtedness	-	-

51    Burford Capital Quarterly Report March 2023

	Three months ended March 31,
(S in thousands)	2023	2022
Burford and its Restricted Subsidiaries
Total revenues	338,955	106,936

Unrestricted Subsidiaries
Total revenues	41,950	16,166

Cash flows

Set forth below is a discussion of our consolidated cash flows for the three months ended March 31, 2023 and 2022 on a consolidated basis, unless noted otherwise.

The table below sets forth the components of our cash flows for the three months ended March 31, 2023 and 2022.

	Three months ended March 31,
($ in thousands)	2023	2022
Net cash used in operating activities	(16,089)	(52,377)
Net cash used in investing activities	(717)	(42)
Net cash (used in)/provided by financing activities	(25,359)	32,742
Net decrease in cash and cash equivalents	(42,165)	(19,677)

Net cash used in operating activities

Net cash used in operating activities decreased 69% to $16.1 million for the three months ended March 31, 2023 as compared to $52.4 million for the three months ended March 31, 2022. The decrease in net cash used in operating activities reflects both an increase in the proceeds from capital provision assets and increase in other liabilities driving more cash retention.

The tables below sets forth the components of our net cash used in operating activities for the three months ended March 31, 2023 and 2022.

	Three months ended March 31,
($ in thousands)	2023	2022	Change
Net cash provided by operating activities before funding of operating activities	94,399	18,984	75,415
Net proceeds from marketable securities	8,197	34,507	(26,310)
(Funding) of capital provision assets	(118,685)	(105,868)	(12,817)
Net cash used in operating activities	(16,089)	(52,377)	36,288

Net cash used in investing activities

Net cash used in investing activities was consistent at less than $1 million for the three months ended March 31, 2023 and 2022.

Net cash provided by financing activities

Net cash used in financing activities was $25.4 million for the three months ended March 31, 2023 as compared to net cash provided of $32.7 million for the three months ended March 31, 2022. The decrease in net cash provided by financing activities primarily reflects the occurrence of net capital distributions to non-controlling interests during the period as compared to net capital contributions from non-controlling interests during the prior period.

Cash receipts (non-GAAP financial measure)

Cash receipts provide a measure of the cash that our capital provision and other assets generate during a given period as well as cash from certain other fees and income. See “—Basis of presentation of financial information—APMs and non-GAAP financial measures relating to our operating and financial performance—Non-GAAP financial measures” for additional information with respect to our cash receipts. See “—Cash flows” for a discussion of our cash flows on a GAAP basis.

The table below sets forth the components of our cash receipts for the three months ended March 31, 2023 and 2022 on a Burford-only basis.

	Three months ended March 31,
($ in thousands)	2023	2022
Burford-only proceeds from capital provision-direct assets	77,742	55,163
Burford-only proceeds from capital provision-indirect assets	6,180	97
Burford-only proceeds from asset management and other services	13,235	3,241
Cash receipts	97,157	58,501

Burford Capital Quarterly Report March 2023    52

On a Burford-only basis, our cash receipts increased by 66% to $97.2 million for the three months ended March 31, 2023 as compared to $58.5 million for the three months ended March 31, 2022. The increase in cash receipts reflects realizations across all aspects of the business, and includes $39.6 million of proceeds from the conclusion of one matter in 2023.

See “—Reconciliations—Cash receipts reconciliation” for a reconciliation of cash receipts to proceeds from capital provision assets, the most comparable measure calculated in accordance with US GAAP.

Dividends

On February 15, 2023, the Board declared an interim dividend of 6.25¢ per ordinary share payable on June 16, 2023 to shareholders of record on May 26, 2023 (with an ex-dividend date of May 25, 2023).

We expect to maintain a total annual dividend of 12.50¢ per ordinary share in the future, payable semi-annually. We do not anticipate regular increases in our level of annual dividends, but we expect to review our level of annual dividends with shareholders and the Board from time to time.

Off-balance sheet arrangements

At March 31, 2023 and December 31, 2022, we had off-balance sheet arrangements relating to legal finance assets with structured entities that aggregate claims from multiple parties in the amount of $3.8 million and $3.8 million, respectively. See note 11 (Variable interest entities) to our condensed consolidated financial statements for additional information with respect to structured entities.

Critical accounting estimates

The preparation of our condensed consolidated financial statements in accordance with US GAAP requires our management to make estimates, judgments and assumptions that affect the reported amounts of (i) capital provision assets and (ii) deferred tax assets. Our management bases these estimates and judgments on available information, historical experience and other assumptions that we believe are reasonable under the circumstances.

However, these estimates, judgments and assumptions are often subjective and may be impacted negatively based on changing circumstances or changes in our analyses. We believe that our critical accounting policies could potentially produce materially different results if we were to change underlying estimates, judgments and/or assumptions.

See “Financial and operational review—Critical accounting estimates” in the 2022 Annual Report for a discussion of our critical accounting policies. See note 2 (Summary of significant accounting policies) to our condensed consolidated financial statements and note 2 (Summary of significant accounting policies) to our consolidated financial statements in the 2022 Annual Report for additional information with respect to our critical accounting policies and other significant accounting policies.

Reconciliations

Reconciliations of condensed consolidated financial statements to Burford-only financial statements

The tables below set forth the reconciliations of (i) the specified line items from the condensed consolidated statements of operations to Burford-only statements of operations for the three months ended March 31, 2023 and 2022 and (ii) the consolidated statements of financial position to Burford-only statements of financial position at March 31, 2023 and December 31, 2022. The presentation of financial information on a Burford-only basis is intended to provide a view of Burford as a stand-alone business (i.e., eliminating the impact of our private funds) by furnishing information on a non-GAAP basis that eliminates the effect of consolidating some of the limited partner interests in our private funds we manage as well as assets held on our balance sheet where we have a partner or minority investor. See “—Basis of presentation of financial information—Non-GAAP financial measures relating to our business structure” for additional information with respect to presentation of financial information on a Burford-only basis.

The first column in the tables below sets forth our results of operations on a consolidated basis as reported in our condensed consolidated financial statements. These results of operations include investments in a number of entities that are not wholly owned subsidiaries of Burford Capital Limited and, therefore, contain third-party capital, including BOF-C, the Strategic Value Fund, the Advantage Fund and Colorado. The presentation of our results of operations on a consolidated basis requires a line-by-line consolidation of 100% of each non-wholly owned entity’s assets and liabilities as well as components of income and expense. The portion of the net assets and the associated profit or loss that is attributable to the third-party interests are then presented separately as single line items within the condensed consolidated statements of financial position and the condensed consolidated statements of operations, respectively. We believe it is helpful to exclude the interests of investors other than Burford in our discussion of our results of

53    Burford Capital Quarterly Report March 2023

operations, and we have therefore, as an alternative presentation, excluded from our presentation of our results of operations the non-Burford portion of the individual assets and liabilities as well as components of income and expense relating to such third-party capital. The reconciliations eliminate the line-by-line consolidation of all of the applicable entities’ individual assets and liabilities required by US GAAP to present Burford’s investment in the non-wholly owned entities and Burford’s share of the profit or loss earned on such investment.

The tables below set forth the elimination adjustments separately for BOF-C, the Strategic Value Fund, Colorado and the Advantage Fund as well as a number of other entities, in which Burford holds a portion of its capital provision assets through special purpose vehicles (an “SPV”) and has minority partners in the SPV, in an additional column titled “Other”. Because Burford controls and owns a significant portion of each of these SPVs, they are consolidated in our financial statements prepared in accordance with US GAAP. In each case, the elimination adjustments are fully reversing the amounts reported as “Gain/(loss) relating to third-party interest in capital provision assets” and “Third-party interests in consolidated entities” against the applicable components required in the line-by-line consolidation to leave Burford’s gain or loss on its investment in the entities reported in “Capital provision income” and the fair value of its investment in the entities reported in “Capital provision assets”.

Reconciliations of condensed consolidated statements of operations to Burford-only statements of operations

The tables below set forth the reconciliations of specified line items from the condensed consolidated statements of operations to Burford-only statements of operations for the three months ended March 31, 2023 and 2022.

	Three months ended March 31, 2023
		Elimination of third-party interests
		Strategic			Advantage
($ in thousands)	Consolidated	Value Fund	BOF-C	Colorado	Fund	Other	Burford-only
Revenues
Capital provision income	475,933	(107)	(48,308)	(99,769)	(7,022)	(4,712)	316,015
Less: Third-party interests in capital provision assets	(100,345)	-	-	99,764	-	581	-
Asset management income	1,997	46	17,314	-	-	-	19,357
Insurance income	224	-	-	-	-	-	224
Services income	23	-	-	-	-	-	23
Marketable securities gain/(loss) and bank interest	3,073	-	(1)	-	-	(14)	3,058
Total revenues	380,905	(61)	(30,995)	(5)	(7,022)	(4,145)	338,677

Operating income	326,606	94	(31,025)	-	(6,899)	(4,108)	284,668

Net income/(loss)	301,381	94	(31,025)	-	(6,899)	(4,126)	259,425

	Three months ended March 31, 2022
		Elimination of third-party interests
		Strategic			Advantage
($ in thousands)	Consolidated	Value Fund	BOF-C	Colorado	Fund	Other	Burford-only
Revenues
Capital provision income	140,739	(508)	(18,595)	(15,925)	(366)	(4,758)	100,587
Less: Third-party interests in capital provision assets	(16,639)	-	-	15,925	-	714	-
Asset management income	3,114	161	7,659	-	-	-	10,934
Insurance loss	(666)	-	-	-	-	-	(666)
Services income	275	-	-	-	-	-	275
Marketable securities (loss) and bank interest	(3,721)	(1,132)	-	-	-	-	(4,853)
Total revenues	123,102	(1,479)	(10,936)	-	(366)	(4,044)	106,277

Operating income	92,815	(1,112)	(10,960)	-	(215)	(4,042)	76,486

Net income/(loss)	73,036	(1,112)	(10,960)	-	(215)	(4,469)	56,280

Burford Capital Quarterly Report March 2023    54

Reconciliations of condensed consolidated statements of financial position to Burford-only statements of financial position

The tables below set forth the reconciliations of condensed consolidated statements of financial position to Burford-only statements of financial position at March 31, 2023 and December 31, 2022.

	March 31, 2023
		Elimination of third-party interests
		Strategic			Advantage
($ in thousands)	Consolidated	Value Fund	BOF-C	Colorado	Fund	Other	Burford-only
Assets
Cash and cash equivalents	65,994	(1,759)	(8,010)	(20)	(1,391)	(1,440)	53,374
Marketable securities	130,056	-	-	-	-	-	130,056
Other assets	47,551	51	71,870	127	-	-	119,599
Due from settlement of capital provision assets	100,494	(1)	-	-	-	(1,754)	98,739
Capital provision assets	4,202,864	(1,038)	(555,595)	(509,125)	(108,448)	(70,725)	2,957,933
Goodwill	133,936	-	-	-	-	-	133,936
Deferred tax asset	419	-	-	-	-	-	419
Total assets	4,681,314	(2,747)	(491,735)	(509,018)	(109,839)	(73,919)	3,494,056

Liabilities
Debt interest payable	31,091	-	-	-	-	-	31,091
Other liabilities	157,792	(279)	-	(32)	(142)	(172)	157,167
Debt payable	1,262,032	-	-	-	-	-	1,262,032
Financial liabilities relating to third-party interests in capital provision assets	525,550	-	(4,234)	(508,986)	-	(12,330)	-
Deferred tax liability	51,488	-	-	-	-	-	51,488
Total liabilities	2,027,953	(279)	(4,234)	(509,018)	(142)	(12,502)	1,501,778
Total shareholders' equity	2,653,361	(2,468)	(487,501)	-	(109,697)	(61,417)	1,992,278

	December 31, 2022
		Elimination of third-party interests
		Strategic			Advantage
($ in thousands)	Consolidated	Value Fund	BOF-C	Colorado	Fund	Other	Burford-only
Assets
Cash and cash equivalents	107,658	(1,906)	(7,003)	(20)	(23,635)	(1,415)	73,679
Marketable securities	136,358	-	-	-	-	-	136,358
Other assets	51,856	58	64,909	127	-	-	116,950
Due from settlement of capital provision assets	116,582	(1)	-	-	-	(1,931)	114,650
Capital provision assets	3,735,556	(930)	(535,496)	(409,356)	(79,888)	(73,446)	2,636,440
Goodwill	133,912	-	-	-	-	-	133,912
Deferred tax asset	6,437	-	-	-	-	-	6,437
Total assets	4,288,359	(2,779)	(477,590)	(409,249)	(103,523)	(76,792)	3,218,426

Liabilities
Debt interest payable	16,815	-	-	-	-	-	16,815
Other liabilities	155,673	(228)	-	(27)	(120)	(148)	155,150
Debt payable	1,252,270	-	-	-	-	-	1,252,270
Financial liabilities relating to third-party interests in capital provision assets	425,205	-	(4,234)	(409,222)	-	(11,468)	281
Deferred tax liability	51,326	-	-	-	-	-	51,326
Total liabilities	1,901,289	(228)	(4,234)	(409,249)	(120)	(11,616)	1,475,842
Total shareholders' equity	2,387,070	(2,551)	(473,356)	-	(103,403)	(65,176)	1,742,584

55    Burford Capital Quarterly Report March 2023

Reconciliations of capital provision assets

The tables below set forth the reconciliations of components of the consolidated capital provision assets at the beginning and end of period and unrealized fair value at the end of period to Burford-only capital provision-direct and capital provision-indirect assets at the beginning and end of period and unrealized fair value at the end of period, in each case, for the three months ended March 31, 2023 and 2022.

	Three months ended March 31, 2023
				Burford-only
		Elimination of		Capital	Capital
		third-party	Burford-only	provision-	provision-
($ in thousands)	Consolidated	interests	total	direct	indirect
At beginning of period	3,735,556	(1,099,116)	2,636,440	2,604,005	32,435
Deployments	118,685	(45,872)	72,813	66,993	5,820
Realizations	(128,312)	60,386	(67,926)	(61,746)	(6,180)
Income for the period	472,255	(159,986)	312,269	310,754	1,515
Foreign exchange gains/(losses)	4,680	(343)	4,337	4,337	-
At end of period	4,202,864	(1,244,931)	2,957,933	2,924,343	33,590

Unrealized fair value at end of period	2,096,557	(701,336)	1,395,221	1,394,477	744

	Three months ended March 31, 2022
				Burford-only
		Elimination of		Capital	Capital
		third-party	Burford-only	provision-	provision-
($ in thousands)	Consolidated	interests	total	direct	indirect
At beginning of period	3,117,263	(798,997)	2,318,266	2,296,705	21,561
Deployments	105,868	(42,769)	63,099	61,610	1,489
Realizations	(26,563)	6,091	(20,472)	(20,375)	(97)
Income for the period	141,119	(39,925)	101,194	100,226	968
Foreign exchange gains/(losses)	(2,562)	165	(2,397)	(2,397)	-
At end of period	3,335,125	(875,435)	2,459,690	2,435,769	23,921

Unrealized fair value at end of period	1,646,266	(511,599)	1,134,667	1,130,130	4,537

Reconciliations of capital provision income

The tables below set forth the reconciliations of components of the consolidated capital provision income to Burford-only capital provision-direct and capital provision-indirect income for the three months ended March 31, 2023 and 2022.

	Three months ended March 31, 2023
				Burford-only
		Elimination of		Capital	Capital
		third-party	Burford-only	provision-	provision-
($ in thousands)	Consolidated	interests	total	direct	indirect
Realized gains/(losses) relative to cost	69,442	(33,829)	35,613	35,613	-
Fair value adjustment during the period, net of previously recognized unrealized gains transferred to realized gains	402,813	(126,157)	276,656	275,141	1,515
Income on capital provision assets	472,255	(159,986)	312,269	310,754	1,515
Foreign exchange gains/(losses)	3,678	68	3,746	3,746	-
Total capital provision income	475,933	(159,918)	316,015	314,500	1,515

Burford Capital Quarterly Report March 2023    56

	Three months ended March 31, 2022
				Burford-only
		Elimination of		Capital	Capital
		third-party	Burford-only	provision-	provision-
($ in thousands)	Consolidated	interests	total	direct	indirect
Realized gains/(losses) relative to cost	12,303	(2,291)	10,012	10,012	-
Fair value adjustment during the period, net of previously recognized unrealized gains transferred to realized gains	128,816	(37,634)	91,182	90,214	968
Income on capital provision assets	141,119	(39,925)	101,194	100,226	968
Interest and other income	141	(141)	-	-	-
Foreign exchange gains/(losses)	(521)	(86)	(607)	(607)	-
Total capital provision income	140,739	(40,152)	100,587	99,619	968

Reconciliations of capital provision income excluding YPF-related assets

	Three months ended March 31,
($ in thousands)	2023	2022
Capital provision income	475,933	140,739
Less: Capital provision income from YPF-related assets	(291,345)	(49,839)
Capital provision income excluding YPF-related assets	184,588	90,900

57    Burford Capital Quarterly Report March 2023

Reconciliations of due from settlement of capital provision assets

The tables below set forth the reconciliations of components of the consolidated due from settlement of capital provision assets at the beginning and end of period to Burford-only due from settlement of capital provision-direct and capital provision-indirect assets at the beginning and end of period for the three months ended March 31, 2023 and 2022.

	Three months ended March 31, 2023
				Burford-only
		Elimination of		Capital	Capital
		third-party	Burford-only	provision-	provision-
($ in thousands)	Consolidated	interests	total	direct	indirect
At beginning of period	116,582	(1,932)	114,650	114,650	-
Transfer of realizations from capital provision assets	128,312	(60,386)	67,926	61,746	6,180
Proceeds received	(144,485)	60,563	(83,922)	(77,742)	(6,180)
Foreign exchange gain/(losses)	85	-	85	85	-
At end of period	100,494	(1,755)	98,739	98,739	-

	Three months ended March 31, 2022
				Burford-only
		Elimination of		Capital	Capital
		third-party	Burford-only	provision-	provision-
($ in thousands)	Consolidated	interests	total	direct	indirect
At beginning of period	86,311	(22,864)	63,447	63,447	-
Transfer of realizations from capital provision assets	26,563	(6,091)	20,472	20,375	97
Interest and other income	141	(141)	-	-	-
Proceeds received	(69,369)	14,109	(55,260)	(55,163)	(97)
Foreign exchange gain/(losses)	110	-	110	110	-
At end of period	43,756	(14,987)	28,769	28,769	-

Reconciliations of asset management income

The tables below set forth the reconciliations of components of the consolidated asset management income to Burford-only asset management income for the three months ended March 31, 2023 and 2022.

	Three months ended March 31, 2023
		Elimination of
		third-party
($ in thousands)	Consolidated	interests	Burford-only
Management fee income	1,997	45	2,042
Income from BOF-C	-	17,315	17,315
Total asset management income	1,997	17,360	19,357

	Three months ended March 31, 2022
		Elimination of
		third-party
($ in thousands)	Consolidated	interests	Burford-only
Management fee income	2,189	161	2,350
Performance fee income	925	-	925
Income from BOF-C	-	7,659	7,659
Total asset management income	3,114	7,820	10,934

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Reconciliations of capital provision undrawn commitments

The tables below set forth the reconciliations of the consolidated capital provision undrawn commitments to Burford-only capital provision undrawn commitments at March 31, 2023 and December 31, 2022.

	March 31, 2023
		Elimination of
		third-party
($ in thousands)	Consolidated	interests	Burford-only
Definitive	783,806	(192,191)	591,615
Discretionary	874,985	(186,682)	688,303
Total legal finance undrawn commitments	1,658,791	(378,873)	1,279,918
Legal risk (definitive)	81,379	(5,960)	75,419
Total capital provision-direct undrawn commitments	1,740,170	(384,833)	1,355,337
Capital provision-indirect undrawn commitments	50,380	(41,983)	8,397
Total capital provision undrawn commitments	1,790,550	(426,816)	1,363,734

	December 31, 2022
		Elimination of
		third-party
($ in thousands)	Consolidated	interests	Burford-only
Definitive	767,786	(184,279)	583,507
Discretionary	822,348	(182,147)	640,201
Total legal finance undrawn commitments	1,590,134	(366,426)	1,223,708
Legal risk (definitive)	81,193	(5,853)	75,340
Total capital provision-direct undrawn commitments	1,671,327	(372,279)	1,299,048
Capital provision-indirect undrawn commitments	49,400	(41,167)	8,233
Total capital provision undrawn commitments	1,720,727	(413,446)	1,307,281

Deployments reconciliations

The table below sets forth the reconciliations of the components of consolidated deployments to Burford-only deployments for the three months ended March 31, 2023 and 2022.

	Three months ended March 31,
($ in thousands)	2023	2022
Consolidated deployments	118,685	105,868
Less: Elimination of third-party interests	(45,872)	(42,769)
Burford-only total deployments	72,813	63,099
Burford-only capital provision-direct deployments	66,993	61,610
Less: Capital deployed but not yet invested	-	(8,768)
Less: Transferred out Advantage Fund-type deal to the Advantage Fund	-	(884)
Adjusted Burford-only capital provision-direct deployments	66,993	51,958
Burford-only capital provision-indirect deployments	5,820	1,489
Less: Capital deployed to fund level but not yet invested	(153)	-
Adjusted Burford-only capital provision-indirect deployments	5,667	1,489
Adjusted Burford-only total deployments	72,660	53,447

See “—Basis of presentation of financial information—APMs and non-GAAP financial measures relating to our operating and financial performance—APMs” and “Certain terms used in this Quarterly Report” for additional information with respect to certain terms useful for the understanding of our deployments information and “Operating and financial review and prospects—Deployments” for additional information with respect to our deployments.

59    Burford Capital Quarterly Report March 2023

Realizations reconciliations

The table below sets forth the reconciliations of the components of consolidated realizations to Burford-only realizations for the three months ended March 31, 2023 and 2022.

	Three months ended March 31,
($ in thousands)	2023	2022
Consolidated realizations	128,312	26,563
Less: Elimination of third-party interests	(60,386)	(6,091)
Burford-only total realizations	67,926	20,472
Burford-only capital provision-direct realizations	61,746	20,375
Less: Transferred out Advantage Fund-type deal to the Advantage Fund	-	(23)
Adjusted Burford-only capital provision-direct realizations	61,746	20,352
Burford-only capital provision-indirect realizations	6,180	97
Less: Prior year reported realizations held at fund level and not yet distributed	(29)	-
Plus: Reported realizations held at fund level and not yet distributed	(4,055)	680
Adjusted Burford-only capital provision-indirect realizations	2,096	777
Adjusted Burford-only total realizations	63,842	21,129

See “—Basis of presentation of financial information—APMs and non-GAAP financial measures relating to our operating and financial performance—APMs” and “Certain terms used in this Quarterly Report” for additional information with respect to certain terms useful for the understanding of our realizations information and “Operating and financial review and prospects—Realizations” for additional information with respect to our realizations.

Cash receipts reconciliations

The table below sets forth the reconciliations of cash receipts to proceeds from capital provision assets, the most comparable measure calculated in accordance with US GAAP, for the three months ended March 31, 2023 and 2022.

	Three months ended March 31,
($ in thousands)	2023	2022
Consolidated proceeds from capital provision assets	144,485	69,369
Less: Elimination of third-party interests	(60,563)	(14,109)
Burford-only total proceeds from capital provision assets	83,922	55,260
Burford-only proceeds from capital provision-direct assets	77,742	55,163
Burford-only proceeds from capital provision-indirect assets	6,180	97
Burford-only total proceeds from capital provision assets	83,922	55,260
Consolidated asset management income	1,997	3,114
Plus: Eliminated income from funds	17,360	7,820
Burford-only asset management income	19,357	10,934
Less: Non-cash adjustments(1)	(7,086)	(8,725)
Burford-only proceeds from asset management income	12,271	2,209
Burford-only proceeds from marketable security interest and dividends	881	614
Burford-only proceeds from asset recovery fee for services	83	418
Burford-only proceeds from asset management and other services	13,235	3,241
Cash receipts	97,157	58,501
9.	Adjustments for the change in asset management receivables accrued during the applicable period but not yet received at the end of such period.

See “—Basis of presentation of financial information—APMs and non-GAAP financial measures relating to our operating and financial performance—Non-GAAP financial measures” and “Operating and financial review and prospects—Cash receipts” for additional information with respect to cash receipts.

Tangible book value attributable to Burford Capital Limited per ordinary share reconciliations

The table below sets forth the reconciliations of tangible book value attributable to Burford Capital Limited per ordinary share to total Burford Capital Limited equity, the most comparable measure calculated in accordance with US GAAP, at March 31, 2023 and December 31, 2022.

($ in thousands, except share data)	March 31, 2023	December 31, 2022
Total Burford Capital Limited equity	1,992,278	1,742,584
Less: Goodwill	(133,936)	(133,912)
Tangible book value attributable to Burford Capital Limited	1,858,342	1,608,672

Basic ordinary shares outstanding	218,957,218	218,581,877

Tangible book value attributable to Burford Capital Limited per ordinary share	8.49	7.36

Burford Capital Quarterly Report March 2023    60

See “—Basis of presentation of financial information—APMs and non-GAAP financial measures relating to our operating and financial performance—Non-GAAP financial measures” for additional information with respect to tangible book value attributable to Burford Capital Limited per ordinary share.

Debt leverage ratio calculations

Consolidated net debt to consolidated tangible assets ratio calculation

The table below sets forth the calculations of consolidated net debt to consolidated tangible assets ratio at March 31, 2023 and December 31, 2022.

($ in thousands)	March 31, 2023	December 31, 2022
Total principal amount of debt outstanding(1)	1,280,010	1,271,073
Less: Cash and cash equivalents	(65,994)	(107,658)
Less: Marketable securities	(130,056)	(136,358)
Consolidated net debt	1,083,960	1,027,057

Total assets	4,681,314	4,288,359
Less: Goodwill	(133,936)	(133,912)
Consolidated tangible assets	4,547,378	4,154,447

Consolidated net debt to consolidated tangible assets ratio	24%	25%
10.	Represents the total principal amount of debt outstanding as set forth in note 9 (Debt) to our condensed consolidated financial statements. Debt securities denominated in pound sterling have been converted to US dollars using GBP/USD exchange rates of $1.2364 and $1.2039 at March 31, 2023 and December 31, 2022, respectively.

See “Operating and financial review and prospects—Debt” for additional information with respect to our debt securities.

Consolidated Indebtedness to Net Tangible Equity Ratio calculation

The table below sets forth the calculations of Consolidated Indebtedness to Net Tangible Equity Ratio (as defined in the indentures governing the 2028 Notes or the 2030 Notes, as applicable) at March 31, 2023 and December 31, 2022.

($ in thousands)	March 31, 2023	December 31, 2022
Total principal amount of debt outstanding(1)	1,280,010	1,271,073
Plus: Debt interest payable	31,091	16,815
Less: Debt attributable to Unrestricted Subsidiaries	-	-
Consolidated Indebtedness	1,311,101	1,287,888

Total equity	2,653,361	2,387,070
Less: Equity attributable to Unrestricted Subsidiaries	(647,266)	(631,171)
Less: Goodwill	(133,936)	(133,912)
Net Tangible Equity	1,872,159	1,621,987

Consolidated Indebtedness to Net Tangible Equity ratio	0.70x	0.79x
11.	Represents the total principal amount of debt outstanding as set forth in note 9 (Debt) to our condensed consolidated financial statements. Debt securities denominated in pound sterling have been converted to US dollars using GBP/USD exchange rates of $1.2364 and $1.2039 at March 31, 2023 and December 31, 2022, respectively. The comparative data at December 31, 2022 has been amended to include non-controlling interests and to exclude Unrestricted Subsidiaries (as defined in the indentures governing the 2028 Notes and the 2030 Notes, as applicable), in each case, in the calculation of Net Tangible Equity in the denominator, which resulted in an immaterial decrease in the Consolidated Indebtedness to Net Tangible Equity Ratio at December 31, 2022 as compared to the previously reported ratio.

61    Burford Capital Quarterly Report March 2023

See “Operating and financial review and prospects—Debt” for additional information with respect to our debt securities.

Unresolved staff comments

As previously disclosed in the 2022 Annual Report, we have open comment letters from the SEC staff with respect to its review of our annual report on Form 20-F for the year ended December 31, 2021 filed with the SEC on March 29, 2022 relating to, among other things, our approach to fair value accounting for our capital provision assets in consideration of ASC 820. Although we believe that the 2022 Annual Report addresses the SEC comments in all material respects, the SEC comment letters will remain open and will not be formally resolved until the SEC staff has had an opportunity to review the 2022 Annual Report and we have addressed any comments the SEC staff may issue thereon.

Documents on display

We are subject to the reporting requirements under the Exchange Act applicable to foreign private issuers. Accordingly, we file certain reports with, and furnish other information to, the SEC. You may inspect reports and other information regarding registrants, such as us, that file electronically with the SEC without charge at a website maintained by the SEC at www.sec.gov or call the SEC at 1-800-SEC-0330 for further information regarding the Public Reference Room.

In addition, we use our website at investors.burfordcapital.com to make available documents and other information about our company. The documents and other information we make available on our website may be deemed material. Accordingly, investors should monitor our website in addition to following our press releases, SEC filings and public conference calls and webcasts. Furthermore, investors may automatically receive email alerts and other information about our company upon submitting a request at the “Investor Email Alerts” section of our website at investors.burfordcapital.com. The information on, or that can be accessed through, the SEC’s website and our website is not incorporated by reference into, and does not form a part of, this Quarterly Report.

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